UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended October 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ______________________

Commission file number **0-29546**

ADASTRA MINERALS INC.
(formerly America Mineral Fields Inc.)
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

St. George's House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	**None**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class "A" Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report**. 70,735,925 Class "A" Common Shares without par value.**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

TABLE OF CONTENTS

GLOSSARY OF TERMS

Anticline	A fold that is convex upward, or that had such attitude at some stage of its development.
Arsenopyrite	A sulfide ore with composition FeAsS.
Bornite	Common copper sulfide mineral with composition Cu_5FeS_4.
Chalcopyrite	The most common copper sulfide mineral with composition $CuFeS_2$.
Covellite	A copper sulfide mineral with composition CuS.
Feasibility Study	A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.
Fault	A break in the Earth's crust caused by tectonic forces that have moved the rock on one side with respect to the other.
Galena	The most common lead ore with composition PbS.
Gangue	The worthless minerals in an ore deposit.
Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.
Kundelugan system	Part of the Proterozoic eon of geological time extending from about 950 million years ago to about 650 million years ago.
Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. ($Cu_2CO_3(OH)_2$).
Massive Sulfides	A rock composed of at least 60% sulfide material.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit	A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineral Deposit	A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve	Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study. THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE. **RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.** **Proven Mineral Reserve** means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate. **THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.**

	Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. **THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.**
Mineral Resource	Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. **THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.**

	A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows: **Inferred Mineral Resource:** Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. **Indicated Mineral Resource:** Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. **Measured Mineral Resource:** Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
MMI (Mobile Metal Ion) Geochemistry	An advanced surface exploration technique for finding mineralized deposits using samples collected from the A horizon of soils.
Molybdenite	The primary ore of molybdenum with chemical composition MoS2.
Oxide	A compound of oxygen with another element.
Oxide Ore	Metalliferous minerals altered by weathering and the action of surface waters, and converted, partly or wholly, into oxides, carbonates, or sulfates. These compounds are characteristic of metalliferous deposits at the surface and often to a considerable depth.

Polymetallic	A material made up of several metals.
Pseudomalachite	Malachite whose outward crystal form is that of another mineral species.
Pyrite	The most common and widely distributed sulfide mineral with composition FeS_2.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Renierite	A sulfide mineral with contained copper, zinc and germanium. $(Cu,Zn)_{11}(Ge,As)_2Fe_4S_{16}$.
Solvent Extraction Electro-Winning (SX-EW)	A metallurgical technique, so far applied only to copper and copper-cobalt ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.
Sphalerite	The most common zinc mineral with composition ZnS.
Stratiform	A mineralized deposit having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.
Sulfide	A mineral compound characterised by the linkage of sulfur with a metal or semimetal.
Sulfide Ore	Ore in which sulfide minerals predominate.
Tailings	Material rejected from a mill after the recoverable valuable materials have been extracted.
Tenorite	A copper oxide mineral with composition CuO.
Vein	A deposit of foreign minerals within a rock fracture or joint.

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company at October 31, 2004 as filed with the applicable Canadian Securities regulators.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration and Zambia base metals exploration. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in the Democratic Republic of Congo, Angola and Zambia, and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses (including changes in taxes and royalties), commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Some of the important risks and uncertainties that could affect forward-looking statements as described further in this document under headings "Risk Factors", "Business Overview", "Property Plants and Equipment" and "Operating and Financial Review and Prospects". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management.

Not Applicable.

B. Advisers.

Not Applicable.

C. Auditors.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 11 to the Consolidated Financial Statements of the Company.

The information in the tables was extracted from the more detailed financial statements of the Company for the years presented, which have been audited by KPMG LLP, Chartered Accountants.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. The Company's fiscal period ends on October 31 of each year.

The following is a summary of certain selected financial information for the Company's most recently completed fiscal year and for the Company's four preceding fiscal years.

Canadian GAAP

All in $1,000's except number of shares and per share amounts	Audited (Fiscal year ended October 31)				
	2004	2003	2002	2001	2000
Working capital (deficiency):	$ 15,114	$ 18,629	$ 1,948	$ 5,376	$ 8,601
Revenues:	$ -	$ -	$ -	$ -	$ -
Net earnings (loss):	$(4,210)	$ (3,539)	$ (3,533)	$ (2,791)	$ (7,899)
Basic and diluted earnings (loss) per share:	$(0.06)	$(0.10)	$ (0.11)	$(0.09)	$(0.25)
Total assets:	$ 33,279	$ 26,397	$ 7,180	$ 13,205	$ 18,830
Net Assets	$ 31,716	$ 25,469	$ 6,862	$ 10,395	$ 13,186
Total Current Liabilities:	$ 1,554	$ 927	$ 317	$ 1,657	$ 2,397
Non-controlling interest	$ 9	$ -	$ -	$ -	$ -
Share capital	$ 67,070	$ 59,294	$ 39,243	$ 39,243	$ 39,243
Contributed Surplus	$ 4,777	$ 2,095	$ -	$ -	$ -
Number of shares	70,735,925	62,044,820	32,132,820	32,197,355	32,197,355
Retained earnings (deficit):	$ (40,130)	$ (35,920)	$ (32,381)	$ (28,848)	$ (26,057)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on mineral properties under exploration or development until production unless it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP. See Note 11 to the Consolidated Financial Statements of the Company.

U.S. GAAP

All in $1,000's except number of shares and per share amounts	Audited (Fiscal year ended October 31)				
	2004	2003	2002	2001	2000
Working capital (deficiency):	$15,114	$18,629	$ 1,948	$ 5,376	$ 8,601
Revenues:	$ -	$ -	$ -	$ -	$ -
Net earnings (loss):	$(11,057)	$(4,442)	$ 2,318	$ (2,941)	$ (5,650)
Basic and diluted earnings (loss) per share:	$(0.16)	$(0.12)	$(0.07)	$(0.09)	$(0.18)
Total assets:	$16,752	$19,582	$ 2,311	$ 7,121	$ 12,884
Net Assets	$15,190	$18,655	$ 1,993	$ 4,311	$ 7,240
Total Current Liabilities:	$ 1,554	$ 927	$ 317	$ 1,657	$ 2,397
Non-controlling interest	$ 9	$ -	$ -	$ -	$ -
Share capital and Contributed Surplus	$69,738	$62,147	$ 41,043	$ 41,043	$ 41,031
Number of shares	70,735,925	62,044,820	32,132,820	32,197,355	32,197,355
Retained earnings (deficit):	$(54,548)	$(43,492)	$ (39,050)	$ (36,731)	$ (33,791)

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company is presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

The Company's accounts are maintained in U.S. dollars. In this Annual Report, all dollar amounts are expressed in U.S. dollars except where otherwise indicated.

The following tables set forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
December 2004	1.1856	1.2401
November 2004	1.1775	1.2263
October 2004	1.2194	1.2726
September 2004	1.2648	1.3071
August 2004	1.2964	1.3323
July 2004	1.3082	1.3353

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:

	Corporation's Fiscal Year Ended October 31				
	2004	2003	2002	2001	2000
High	1.2194	1.3043	1.5108	1.4933	1.4350
Low	1.3970	1.5903	1.6128	1.5905	1.5311
Average	1.3147	1.4379	1.5718	1.5411	1.4771
Period End	1.2209	1.3195	1.5610	1.5905	1.5273

On January 14, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.2188.

B. Capitalization and Indebtedness.

Not Applicable.

C. Reasons for the Offer and Use of Proceeds.

Not Applicable.

D. Risk Factors.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

No Known Reserves; Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of cobalt, copper, zinc or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates. As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects. See "Note Regarding Forward-looking Statements."

The terms "mineral reserve", "proven mineral reserve", and "probable mineral reserve" used in this Annual Report are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards on mineral resources and mineral reserves definitions and guidelines adopted by the CIM council on August 20, 2000. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Risks of Exploration and Development

The level of profitability of the Company, if any, in future years will depend to a great degree on cobalt, copper, zinc and diamond prices and whether any of the Company's exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company's existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Kipushi zinc-copper mine, to be unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer; Thomas David Button, Chief Financial Officer; and François Colette, director and *fondé de pouvoir* of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"). Investors must be willing to rely to a significant extent on their discretion and judgement. The Company maintains key employee insurance on its President and Chief Executive Officer, only.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Volatility of Metal and Mineral Prices

The economics of developing metal and mineral properties are affected by many factors including, without limitation, the cost of operations, variations in the grade of ore or resource mined and the price of such resources. Depending on the price of cobalt, copper, zinc, diamonds or other resources, the Company may determine that it is impractical to commence or continue commercial production. The prices of cobalt, copper, zinc, diamonds and other resources have fluctuated in recent years.

Since the Company's properties are cobalt, copper, zinc and diamond prospects, the prices of these minerals significantly affect the Company's ability to explore and develop its properties, and to obtain financing and its future prospects generally.

The prices of cobalt, copper and other metals and minerals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material. There can be no assurance that the prices of cobalt, copper and other metals and minerals will remain stable or that such prices will be at levels that will make it feasible to continue the Company's exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

Regulatory Requirements

The Company's exploration operations are affected to varying degrees by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations, may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Country Risks

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that any of the governments of the countries in which the Company has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company's properties. Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Company and may adversely affect its business. Investors should assess the political and regulatory risks related to the Company's foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, import controls, income and other taxes, royalties, expropriation of property, environmental legislation and mine safety.

Two of the Company's principal properties are located in the Democratic Republic of Congo ("DRC"). The DRC has specific risks that may adversely affect the Company's business and results of operations. In the past, the political, military and economic environment in the DRC has been unstable. There can be no assurance that the political, military or economic environment in the DRC will remain stable. In addition, the terms of agreement on the Kipushi joint venture with La Générale des Carrières et des Mines ("Gécamines") have yet to be negotiated and DRC Governmental approvals, which the Company cannot guarantee will be forthcoming, have yet to be obtained.

Transportation infrastructure and service infrastructure in the DRC are sub-standard. The transportation of equipment and supplies into, and the transportation of resources out of, the DRC may be subject to delays. Furthermore, equipment and supplies for, and production from, the Company's projects in the DRC will probably transit through other countries, such as Zambia and Zimbabwe, and accordingly be reliant on the infrastructure and political stability of such countries.

The Company also has exploration projects in Angola. Owing to civil unrest, the Company was not afforded sustained access to its Luremo Mining Licence and its Cuango International Prospecting Licence areas, and the terms of the Company's agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which the Company's wholly owned subsidiary IDAS Resources NV ("IDAS") entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. During the fiscal year ended October 31, 2001, two new licences (the Cuango Floodplain Prospecting Licence, and the Camutue Exploitation Licence) were awarded to Empresa Nacional De Diamantes De Angola E.P. ("Endiama"), the Angolan diamond company wholly owned by the Angolan state, with the rights to explore and exploit the licences to be exercised in a joint venture between Endiama and IDAS. The new licence areas cover 2,936 square kilometres, being less than 10% of the original total area but retaining all the original Cuango river valley and floodplain territory. In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements. In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty. .

Title Matters

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and, to the best of its knowledge, titles to all properties are in good standing. This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Moreover, the Company has yet to learn whether its application to extend the licence in respect of part of the Solwezi property in Zambia beyond the former expiry date of 28th January 2004, has been successful.

Environmental and other Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's results of operations and business, or may cause material changes or delays in the Company's intended activities.

The Company's operations may require additional analysis in the future including environmental and social impact and other related studies. There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations. See "Note Regarding Forward-Looking Statements." The Company currently is not insured against environmental liabilities.

Competition

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets. Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for mineral deposits could have a material adverse effect on the Company's results of operation and business.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of other natural resource companies and companies providing services to the Company. Accordingly, these persons have interests which may be in conflict with the interests of the Company. (See "Item 6 - Directors, Senior Management and Employees").

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and service companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including, without limitation, rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such events occur, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

History of Losses

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $4,210,173 for the year ended October 31, 2004 and $3,538,579 for the year ended October 31, 2003. As at October 31, 2004, the Company had a cumulative deficit of $40,129,840.

To-date, the Company has not recorded any revenues from its mining operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Requirements for and Uncertainty of Access to Additional Capital

As of October 31, 2004, the Company had cash and cash equivalents of approximately $16,264,314. Working capital at October 31, 2004 was $15,113,846. The Company will continue to incur exploration and assessment costs and intends to fund its plan of operations from working capital. In the future, the Company's ability to continue its exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means. There can be no assurance that option arrangements (such as that with the IFC in respect of the Kolwezi Tailings Project), will be exercised and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Financing Risks

The Company's current operations do not generate any cash flow. Work on the Company's principal properties may require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company's current shareholders. Although the Company has raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will, at such future time, be available to allow the

Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, assessment, or development and the possible, partial or total loss of the Company's potential interest in certain properties or the dilution of the Company's interests in certain properties.

Dilution

As at October 31, 2004, there were options outstanding to purchase, in the aggregate, 6,126,000 Common Shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 1,679,656 Common Shares. Such options and warrants, if fully exercised, would constitute approximately 9.9% of the Company's resulting share capital. Additionally, terms and conditions connected to certain of the warrants contain anti-dilution provisions, which provide for the issuance of additional warrants to the holders on the exercise of options and warrants outstanding. Accordingly, as at October 31, 2004, up to a further 50,052 warrants were contingently issuable by the Company, providing for further dilution. The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. For additional particulars reference should be made to "Item 8A - Financial Information - Consolidated Statements and Other Financial Information".

Item 4. Information on the Company.

A. History and Development of the Company.

The Company was incorporated by registration of its memorandum and articles under the *Company Act* (British Columbia) on November 16, 1979 under the name "Black Pearl Petroleums Ltd." The Company changed its name from "Black Pearl Petroleums Ltd." to "Signet Resources Inc." on August 2, 1983, to "New Signet Resources Inc." on March 11, 1987, to "Amir Ventures Corp." on June 29, 1993, and to "America Mineral Fields Inc." on August 8, 1995. On August 11, 1995, the Company was continued under the laws of Yukon Territory by articles of continuance, and on May 11, 2004, the Company changed its name to "Adastra Minerals Inc.".

The Company's head and principal office is located at St. George's House, 15 Hanover Square, London, England W1S 1HS (telephone 011-44-20-7355-3552).

The Company's registered and records office is Suite 300 – 204 Black Street, Whitehorse, Yukon, Y1A 2M9 and its address for service in British Columbia is care of its solicitors, MacNeill Law, Suite 950 – 1055 West Georgia Street, Vancouver, B.C., V6E 3P3. The Company also maintains an office in Lubumbashi, Democratic Republic of Congo.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production. In late 1994, the Company commenced negotiations with Gondwana Investments Ltd. ("Gondwana") to acquire 49.4% of the issued common shares and 100% of the issued preferred shares of

Rio Quilombo Mineracao S/A, a Brazilian company which owned diamond properties in Brazil. These transactions concluded in April 1995 and resulted in Gondwana becoming the then principal shareholder of the Company.

During 1995 through 1997 fiscal years, the Company acquired interests in additional properties in Brazil and entered into preliminary agreements to acquire interests in properties in Zambia and the DRC. During 1998, the Company negotiated and entered into agreements relating to the Kolwezi Tailings Project in the DRC. During 1998, the Company entered into a joint venture agreement with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Kolwezi Tailings Project. Congo Mineral Developments Limited ("CMD") was the vehicle for the joint venture, and was initially owned 50% by the Company and 50% by AAC.

In October of 1999, the Company issued 3,550,000 units to Umicore S.A. (formerly Union Minière S.A.) ("Umicore") at a price of CDN$2.70 per unit for gross proceeds of $6,510,218 (CDN$9,585,000). Each unit consisted of one Common Share and one warrant. Each warrant was exercisable by the holder at any time up to October 4, 2004 into one Common Share of the Company by payment of CDN$3.50 per share. These warrants expired unexercised.

During the fiscal year ended October 31, 2000, the Company entered into an option agreement (the "Zincor Option Agreement") with the Zinc Corporation of South Africa Limited ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited. (Zincor has since been renamed Kumba Base Metals Limited.) Pursuant to the Zincor Option Agreement, Zincor was granted an option to elect to earn up to a 50% interest in the Company's interest in the Kipushi Project. This interest is held through the Company's wholly owned subsidiary Congolese Zinc Investments Ltd. ("CZI", and previously known as America Mineral Fields International Ltd. "AMFI").

In July 2000, the Company entered into an option agreement (the "Chapada Option Agreement") with Chapada Minerals Limited ("CML"), whereby CML paid fees of $25,000 for the grant of an option to purchase the Company's land and mineral rights interests to the Chapada property for $1,000,000. The option pursuant to the Chapada Option Agreement was for a period of twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines ("DNPM"). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the fiscal year ended October 31, 2001.

During the fiscal year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option relating to the Kipushi Project. Zincor (since renamed Kumba Base Metals Limited) may now earn up to a 50% interest in CZI's interest in the Kipushi Project by matching the Company's direct expenditures on the Kipushi Project (not to exceed $3,500,000). On execution of the option, Zincor deposited the option fee of $100,000 into a joint account with the fee to be used to meet expenses incurred in negotiating commercial agreements between the Company, Zincor and Gécamines.

In May 2001, the Company entered into a formal agreement with Chapada Brasil Mineracao Limitada ("CBML") and Chapada Diamonds plc ("CDP") whereby the Company sold to CBML, the land and mineral rights interests to the Company's Chapada property for $550,000, to be paid in stages on and after the completion date of May 28, 2001. The Company received $275,000 of the consideration during each of the fiscal years ended October 31, 2001 and 2002.

On January 30, 2002, the Company entered into a joint venture agreement (the "Zincor JV Agreement") with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalized the relationship between the Company and Zincor, and granted Zincor (since renamed Kumba Base Metals Limited) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditure on the Kipushi Project. The Zincor JV Agreement was due to expire on September 30, 2004 if certain conditions precedent were still outstanding, but that date has now been extended to March 31, 2005.

Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

In April 2002, IDAS Resources N.V. ("IDAS")), a wholly owned subsidiary of the Company, entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company ("Luminas") to exercise these rights in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas' share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties in December 2002, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members, three of whom were to be nominated by IDAS. However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

In February 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement provides a framework whereby each of the agencies will have an option to acquire up to 10% of the Kolwezi Tailings Project from the Company on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time until February 12, 2008. The number of shares that may be purchased under each of the warrants has to date increased by 15,910 as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 25,026 common shares assuming all share purchase entitlements existing at February 12, 2003 that remained outstanding as at January 14, 2005 are exercised in full. In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Kolwezi Tailings Project.

In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. 2,275,000 of the warrants were exercised during calendar 2003, and the remaining 1,725,000 were exercised in January 2004 following the Company's invoking of an accelerated expiry period provision.

In September 2003, the Company completed an equity financing consisting of 25,212,000 common shares in the capital of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied to list the Company's share capital on the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The equity financing closed and the Company received net proceeds of $18,470,503. As part of the equity financing, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. By March 2, 2004, all of the broker warrants to purchase common shares had been exercised.

In November 2003, the Company, the Government of the DRC ("GDRC"), and Gécamines initialled, and on March 23, 2004 executed, a Contract of Association ("CoA") governing the Kolwezi Tailings Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated by Presidential decree on March 15, 2004 in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project. In accordance with the CoA, the Company owns 82.5% of KMT, and Gécamines and GDRC own 12.5% and 5.0% respectively. The Company's interest in KMT will fall to 72.5% should the IDC complete the exercise of its option to acquire 10% of the Kolwezi Tailings Project from the Company as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full. KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project. The $15,000,000 is to be provided to KMT by the Company and by IDC and/or IFC (and/or potentially by other participating parties) based on their respective pro rata ownership of the Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year. The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

In January 2004, the Company completed a private placement of 3,500,000 common shares in Europe with M&G Investment Management Limited (wholly owned by Prudential plc) at a price of CDN$1.60 per share, and received gross proceeds of CDN$5,600,000.

In April 2004 the Company appointed Rothschild as the financial adviser on the Kolwezi Tailings Project.

In May 2004, the Company awarded a contract for the Environmental and Social Impact Assessment ("ESIA") on the Kolwezi Tailings Project to SRK Consulting ("SRK") of South Africa**.** SRK has already successfully completed the Phase 1 Environmental Audit and Scoping Study. Phase 2 will encompass the identification and assessment of the potential environmental and social impacts of the project, evaluate alternatives and recommend appropriate mitigation, management and monitoring measures which will be undertaken during construction and throughout the life of the project.

In August 2004, the Company awarded the contract for the Definitive Feasibility Study ("DFS") on the Kolwezi Tailings Project to a joint venture of Murray & Roberts and GRD Minproc. The DFS will pull together all the technical aspects of the project, incorporating the extensive work already completed. In particular, the DFS will focus on the optimization of the selected metallurgical flowsheet and investigate the best logistical approach for construction. Once the flowsheet and throughput have been decided, the

DFS will be completed, with construction and operating costs estimated to within +15% and –5%. The DFS team will liaise closely with the ESIA team.

In September 2004, the Company signed a Memorandum of Understanding ("MoU') with Umicore. The MoU covers arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project, for Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers, for the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and for Umicore's assistance in commissioning Kolwezi's cobalt circuit.

The Company is a reporting issuer in British Columbia, Alberta and Ontario, Canada, and has been a reporting issuer under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") since November 26, 1997. The Class "A" Common shares without par value in the capital of the Company (the "Common Shares") are listed on The Toronto Stock Exchange (the "TSX"), where the Company's symbol was "AMZ" until December 2, 2004, and has been "AAA" since December 3, 2004. On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (the "AIM") under the symbol "AMF". Pursuant to the Company's change of name to Adastra Minerals Inc., the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". For further particulars, reference is made to "Item 9 – The Offer and Listing".

B. Business Overview.

The Company is in the business of acquiring, exploring and developing mineral resource properties. The Company currently has interests in properties, contractual or otherwise, located in the DRC, Angola and Zambia . Details of the properties are set forth below. The target metals and precious minerals for which the Company is exploring are cobalt, copper, zinc and diamonds. The Company's principal mineral property interests are the joint venture interest in a cobalt and copper tailings re-treatment project (the "Kolwezi Tailings Project") located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC, and an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine (the "Kipushi Project") located near the town of Kipushi, adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC. Another mineral property interest of the Company is a 100% interest in the Solwezi prospecting licence, which covers an area of approximately 950 square kilometres located in Zambia adjacent to the international border of the DRC and contiguous with the Kipushi Project. This licence expired on January 28, 2004. The Company has applied to extend the licence in respect of approximately 441 square kilometres, however at the time of this Annual Report, the Company has not been advised of the status of this application. The Company also has mineral property interests in Angola, comprising two licences awarded to Endiama (one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange) with the respective exploration and exploitation rights to be exercised in a joint venture between the Company and Endiama. As noted previously, the Angolan interests are at present potentially the subject of litigation.

Although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on the Company's Kolwezi and Kipushi projects, the necessary work to demonstrate that these

resources are economically recoverable has yet to be completed. It is anticipated that the definitive feasibility study on the Kolwezi Tailings Project will be completed during fiscal 2005. Until definitive feasibility studies are completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.

Plan of Operations for Fiscal Year 2005

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Annual Report. The Plan of Operation for the Company for the fiscal year ending October 31, 2005 involves the following with regard to the existing projects:

Kolwezi Tailings Project, DRC.

In fiscal year 2000, the principal technical focus of the Kolwezi Tailings Project was on the development of an efficient flow-sheet design to produce London Metal Exchange ("LME") "Grade A" copper and 99.8% cobalt cathode. To this end, CMD commissioned a pilot plant to determine the most suitable flow-sheet, judged by the criteria of product quality, cost effectiveness and operational robustness. By the year-end, the copper flow-sheet had been selected and the optimisation of impurity removal in the cobalt flow-sheet was being finalised.

Following completion of the pilot plant program during fiscal year 2001, CMD now considers that the tested flowsheet provides a flexible and robust method with a high degree of confidence on which to proceed with design criteria. See "Note Regarding Forward-Looking Statements."

During fiscal years 2002 and 2003, work continued on the environmental baseline study and an Environmental Audit and Scoping Study ("EASS") was carried out. The EASS constituted the first stage of the Environmental and Social Impact Assessment ("ESIA") that will be prepared for the Kolwezi Tailings Project.

In fiscal year 2004, KMT was established, the CoA was signed, and the Tailings Exploitation Permit for the Kolwezi tailings transferred to KMT by Gécamines. Contracts were awarded, and work commenced on, both the ESIA and the DFS. In addition, discussions were begun with potential project financiers, product off-takers and risk insurers.

During fiscal year 2005, it is planned that the ESIA will be completed and an Environmental Management Plan prepared; that the DFS will be completed and a fixed price, construction contract negotiated; and that negotiations with project financiers, product off-takers and risk insurers will be progressed with the aim of being in a position in the first half of fiscal year 2006 to decide whether to proceed with engineering and construction of the project. Within the DFS, a scoping study analyzing different initial production levels has been completed. As a result, it has now been decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The DFS will be based on these levels.

The Company anticipates expenditures on the Kolwezi Tailings Project work programmes for fiscal year 2005 will be approximately $16 million, which will be funded from the IDC's payments (should the option exercise referred to in Item 4.A above be completed) in relation to its acquisition of a 10% interest in the Kolwezi Tailings Project and / or from Adastra's existing resources.

Kipushi Project, DRC

The Company concluded an agreement with Zincor in August 2000, granting this South African zinc producer the right to elect to earn a 50% interest in the Company's interest in this zinc project by matching the Company's direct expenditures on the project to date which amounted to approximately $3.5 million.

Zincor used the option period to appraise the Kipushi Project technically and financially and to determine a scale of economic operation, which would generate an attractive return yet minimise capital expenditures. It was concluded that an initial "mini project" (Phase 1) could be economic with an annual production of concentrate containing approximately 30-50,000 tonnes of zinc. In December 2000, Zincor gave notice of its intention to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (Zincor has since been renamed Kumba Base Metals Limited ("Kumba Base Metals")) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The JV Agreement was scheduled to expire on September 30, 2004, if certain conditions precedent had not been satisfied by that date.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project, and the Company and Zincongo proposed various revisions to the original framework agreement with Gécamines, covering such issues as investor returns, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code. It was mutually agreed, however, that priority should be given to finalising the Kolwezi Contract of Association.

Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines' detailed review of, and response to, the proposals previously submitted by the Company and Zincongo.

In fiscal year 2005, agreement has been reached with Kumba to extend until March 31, 2005 the date by which the Zincor JV Agreement's outstanding conditions precedent must be met, and negotiations with Gécamines on the proposed revisions to the original framework agreement, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code, have now begun. Once agreement on the revisions has been reached and necessary DRC Governmental approvals have been obtained, the Company anticipates that the feasibility study on Kipushi will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project is expected to proceed. See "Note Regarding Forward-Looking Statements."

The cost of the feasibility study is currently anticipated to be less than the $3.2 million remaining to be subscribed by Kumba Base Metals under the Zincor JV Agreement, and accordingly the Company's budget assumes all expenditure on the feasibility study during fiscal year 2005 will be funded from Kumba Base Metals' contributions towards earning a 50% shareholding in Zincongo. The Company's own expenditures on Kipushi outside the feasibility study are anticipated to be approximately $0.1 million, which will be funded from existing resources.

Angola

Throughout 2000, the Company worked to negotiate a new diamond exploration licence with the Angolan government, in accordance with the new provisions for the issue of licences, published by the government in December 1999. By the end of fiscal year 2000, little headway had been achieved. In consequence, the Company decided to reduce its in-country presence, write down its investment in Angola to $1, and budget for only minimum expenditures in Angola during fiscal year 2001.

In December 2000, a new licence was successfully negotiated for almost 3,000 square kilometres covering a geographical area similar to the previous Luremo licence. This was manifested by the Company’s receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state) with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence ("Cuango River Floodplain") covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

During fiscal year 2002, all available data from previous operations and reports were input into a Geographical Information System by ACA Howe Consultants (UK) in order to identify targets for further evaluation and potential areas to mine as well as the extent to which these deposits have been depleted by artisanal mining over the years. Following the cessation of hostilities in Angola, it became possible for the Company's representatives once again to have access to the licence areas, and shortly before the end of the 2002 fiscal year a preliminary visit was made.

In August 2002, the Company's wholly owned subsidiary IDAS signed Heads of Agreement with Endiama (the Angolan diamond company wholly owned by the Angolan state) and with Twins Ltd (a company representing private sector Angolan interests). These Heads of Agreement were supplemented by a further tripartite agreement in December 2002.

From January 2003 onwards, the Company sought with Endiama and Twins to convert the August and December 2002 agreements into a comprehensive set of joint venture agreements, without success. In September 2004 it became clear that Endiama had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

Zambia

In the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area. This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets. Drilling identified mineralisation in most of the intersections but none at an economic grade.

Under the Company's Joint Venture with Kumba Base Metals on the immediately adjoining Kipushi Project in the DRC, Kumba Base Metals has an option to become involved in any zinc and copper development by the Company of the Solwezi licence area. The Company accordingly did not plan to undertake further exploration work on Solwezi until discussions had been held on possible joint exploration work. No such discussions had taken place by the end of fiscal year 2002; at which time, reflecting the lack of activity, the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP. The licence for Solwezi expired on January 28, 2004, and the Company has yet to hear whether its application to extend the licence in respect of part of the property has been successful.

Government Regulation

The Company's principal property interests are located in the DRC. The Company also has property interests in Angola and has applied to renew part of its property interest in Zambia. The Company did not conduct any exploration in any of these countries during the most recently completed fiscal year. Mining operations in such countries are subject to government regulation under which operations may be affected in varying degrees.

Exploration and mining operations in most countries are subject to government regulation. Each of the Company's projects will only go ahead if the applicable framework conditions (including government regulations) are judged to result in financeable projects and to yield acceptable returns for the risks involved. (Many other factors are also involved: see "Item 3D - Risk Factors").

The Company's exploration operations and its projects to develop mineral properties are affected by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, taxes, royalties, allowable production, importing and exporting of minerals, pollution control and environmental protection, reclamation and closure obligations, safety, production, expropriation of property, and foreign investment. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.

Operations may be affected in varying degrees by government regulations, including, without limitation, regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, import controls, income and other taxes, expropriation of property, environmental legislation and mine safety. In the DRC, these are detailed in a new Mining Code that took effect in early 2003.

Revisions to the Framework Agreement on the Kipushi joint venture with Gécamines have yet to be negotiated including taking cognisance of Kumba Base Metals' involvement and of the DRC's new mining code. GDRC approval of the revisions to the Framework Agreement will be necessary.

The Company has rights on exploration properties in Angola. In December 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering 3,000 square kilometres in area roughly corresponding to the old Luremo area. This was manifested by the Company's receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state), with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo. Approval of the joint venture agreements will be required from the Angolan Council of Ministers. In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements. In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

C. Organizational Structure.

The following table sets forth the name of each significant subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary. Following the parent company's change of name from America Mineral Fields Inc. to Adastra Minerals Inc., several of the subsidiaries have also changed name.

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership(1)
Congolese Zinc Investments Ltd. (previously America Mineral Fields International Ltd.)	January 31, 1996	British Virgin Islands	100%
Kolwezi Holdings Ltd (previously AMF Holdings Two Ltd)	June 2, 1998	British Virgin Islands	100%
Kolwezi Investment Ltd (previously AMF Holdings Ltd)	May 27, 1998	British Virgin Islands	100%
Adastra Offshore Ltd (previously AMF Offshore Ltd.)	October 15, 1996	British Virgin Islands	100%
Congo Mineral Developments Limited	March 13, 1998	British Virgin Islands	100%
IDAS Resources NV	June 15, 1995	Netherlands Antilles	100%
Kingamyambo Musonoi Tailings S.A.R.L.	March 15, 2004	Democratic Republic of Congo	82.5%
Roan Prospecting and Mining SPRL	May 5, 1997	Democratic Republic of Congo	99.9%
ZamGold Ltd.	June 25, 1996	British Virgin Islands	100%
Catapult Holdings Ltd.	January 9, 1998	British Virgin Islands	100%
Zamgold Zambia Limited(2)	March 3, 1997	Zambia	100%
Zincongo Limited	January 22, 2002	British Virgin Islands	100%

(1) Represents the percentage of voting securities held.
(2) Zamgold Zambia Ltd. is 90% owned by ZamGold Ltd. and 10% owned by Adastra Offshore Ltd. (previously AMF Offshore Ltd.), each of which is a wholly-owned subsidiary of the Company.

D. Property, Plants and Equipment.

Principal Properties

The principal properties of the Company are the interests in the Kolwezi Tailings Project and the Kipushi Project, each of which is described more fully below. **Although a resource as defined in accordance**

with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. (It is anticipated that the bankable feasibility study on the Kolwezi Tailings Project will be completed during fiscal year 2005.) Until a bankable feasibility study is completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves. The Company has not yet been granted property rights to Kipushi.

The Company, through its subsidiary, Kolwezi Holdings Ltd., and that company's subsidiary Kolwezi Investment Ltd., owns a 100% interest in Congo Mineral Developments Limited ("CMD"). Effective May 31, 2002, the Company acquired the 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

The Company acquired its interest in the Kolwezi Tailings Project originally in April 1997 and on November 7, 1998, CMD signed a Convention with the DRC and Gécamines with regard to the Kolwezi Tailings Project to be developed by a 60-40 joint venture between CMD and Gécamines. In the first half of fiscal year 2001, CMD and Gécamines initialled an agreement revising the scale and commercial terms of the Kolwezi Tailings Project. Ownership of the Kolwezi Tailings Project was to be transferred to the CMD-Gécamines joint venture following a Presidential decree and necessary DRC Governmental approvals, but the introduction of a new mining code superseded these planned legal processes.

In March 2004, CMD, Gécamines, and the Government of the DRC ("GDRC"), executed a Contract of Association governing the Kolwezi Tailings Project and the ownership of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated in the DRC to own the mining title to the Kolwezi Tailings and develop the Kolwezi Tailings Project. CMD owns 82.5% of KMT, and Gécamines and GDRC own 12.5% and 5.0% respectively. The IFC and IDC each have an option to acquire up to 10% of the Kolwezi Tailings Project from CMD on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. In November 2004, the IDC informed the Company that, subject to certain conditions including receiving exchange control permissions from the South African Reserve Bank, it would be exercising its option in full. This would accordingly reduce CMD's shareholding in KMT to 72.5%. On May 27, 2004, the Tailings Exploration Permit for the Kolwezi tailings was transferred by Gécamines to KMT.

The Company, through Congolese Zinc Investments Ltd. ("CZI") holds an exclusive option to submit a proposal for redevelopment of the Kipushi Project. The Company acquired its exclusive option in October, 1996. In August, 2000, CZI (at that time called America Mineral Fields International ["AMFI"]) concluded an option agreement with Zincor under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project. In December, 2000, Zincor confirmed that it intended to exercise its option to participate in AMFI's interest, and in January 2002, the Company entered into the Zincor JV Agreement with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The Zincor JV Agreement was due to expire on September 30, 2004, if certain conditions precedent were still outstanding, but CZI, Kumba Base Metals and Zincongo have agreed to amend that date to March 31, 2005. The Kipushi Project is expected to be held in a joint venture with Gécamines.

Through its subsidiary IDAS Resources NV, the Company has interests in mineral properties located in Angola. In September 2004, it became clear that the licence holder for these properties, Endiama (the

Angolan diamond company wholly owned by the Angolan state) had repudiated its obligations towards IDAS. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

Through its subsidiary Zamgold Zambia Limited, the Company has applied for a licence extension in respect of part of a mineral property in Zambia on which its licence expired in January 2004.

The Company plans to continue to identify and acquire interests in additional mining properties throughout the world.

Kolwezi Tailings Project, DRC

The Kolwezi Tailings Project involves the reprocessing of the historical oxide tailings produced from the copper and cobalt mineral concentrators at mines in Kolwezi owned by Gécamines, the DRC's government owned mining company.

In April 1997 the Government of the DRC granted the Company an interest in the Kolwezi Tailings Project. During the course of political disruptions in the DRC the Company's interest in the Kolwezi Tailings Project was not properly ratified by the DRC.

On May 1, 1998 the Company entered into a joint venture agreement (the "AAC Joint Venture Agreement") with AAC for the development of the Kolwezi Tailings in the DRC. Under the AAC Joint Venture Agreement, AAC and the Company each held a 50% interest in CMD. In May 2001, the Company and AAC extended the AAC Joint Venture Agreement until May 31, 2002. Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

In November 1998, CMD signed a convention among Gécamines and the government of the DRC. CMD also entered into a joint venture agreement with Gécamines (the "Gécamines Joint Venture Agreement") for the transfer of ownership of the Kolwezi Tailings Project to a new company, KMT, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

Under the AAC Joint Venture Agreement, AAC provided $16,000,000 in initial funding for the CMD Project. $8,000,000 of this initial funding was paid in exchange for AAC's 50% interest in CMD. The balance ($8,000,000) was paid by AAC on behalf of the Company in recognition of the Company's prior efforts and expenditures on the Kolwezi Tailings Project. Despite political uncertainty in the DRC, substantial work was then conducted on the feasibility study for the Kolwezi Tailings Project.

In April 2001, CMD initialled an agreement with Gécamines, covering revised major commercial terms for development of the Kolwezi Tailings Project. The revised agreement contemplated a phased project with initial annual production of 42,000 tonnes of copper and 7,000 tonnes of cobalt in Phase 1 and moving to 75,000 tonnes of copper and 14,000 tonnes of cobalt in Phase 2. The new arrangement allowed for total payments to be made to Gécamines, in consideration for the tailings, of up to $203 million spread over the entire life of the project, compared with $130 million under the original agreement, payable in the period between signature and first commercial production. Provisions of the new agreement were anticipated to give CMD a realistic time frame to complete the feasibility study and to arrange limited recourse project finance. Upon receipt of necessary DRC Governmental approvals, the Kolwezi Tailings would be transferred to a new Company, KMT, to be held 60% by CMD and 40% by Gécamines, and the first payment of $25 million would be due from CMD to Gécamines. A further $10 million would be payable on commencement of commercial production, with KMT also paying Gécamines $1.50 / tonne of tailings treated in the metallurgical treatment plant, plus a royalty on total mineral sales less various charges: such royalty being 0.75% during the period from commencement of commercial production until the loans incurred to finance the project had been repaid, and 1.5% thereafter. As mentioned, the transfer of the tailings to KMT was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

During fiscal year 2002, CMD received from the Government of the DRC acknowledgement of CMD's and Gécamines' exploitation rights to the Kolwezi Tailings Project. During fiscal year 2003, the Company successfully renegotiated the terms for the development of the Kolwezi Tailings Project to reflect, *inter alia,* the DRC's new mining code and associated fiscal regime. In November 2003, a Contract of Association ("CoA") was initialled by CMD, Gécamines and GDRC governing the Kolwezi Tailings Project and the ownership and management of KMT, the company to be incorporated in the DRC to own the mining title to the tailings and develop the Kolwezi Tailings Project. In March 2004, KMT was incorporated, and CMD, Gécamines, GDRC and the Company executed the CoA. The Company owns 82.5% of KMT, and Gécamines and GDRC own 12.5% and 5.0% respectively. The Company's interest in KMT will fall to 72.5% should the IDC exercise its option to acquire 10% of the Kolwezi Tailings Project from the Company. In November 2004, the IDC informed the Company that, subject to certain conditions including receiving exchange control permissions from the South African Reserve Bank, it would be exercising its option in full. The Company's interest would reduce to 62.5% if in addition the IFC also exercises its option in full.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project. The $15,000,000 is to be provided to KMT by the Company and/or IDC and/or IFC (or other participating parties) based on their pro rata interest in the Kolwezi Tailings Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007. To date, the Company has awarded a contract for the Environmental and Social Impact Assessment to SRK Consulting of South Africa, has awarded the contract for the Definitive Feasibility Study ("DFS") to a joint venture of Murray & Roberts and GRD Minproc, has appointed Rothschild as financial adviser on the Project, and has signed a Memorandum of Understanding with Umicore relating to cobalt off-take, marketing, technology transfer, and plant commissioning.

Within the DFS, a scoping study analyzing different initial production levels has been completed. As a result, it has now been decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The DFS will be based on these levels.

There can be no assurance that the Company will have or raise sufficient capital to fund the Kolwezi Tailings Project as anticipated.

Location and Access

The Kolwezi Tailings Project is located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC. The property is accessed by unpaved road from Kolwezi, which is a major mining town and has infrastructure including rail, water, power and a small airstrip. The town of Kolwezi is situated 320 km north-west along a tarmac road from Lubumbashi, the capital of Katanga province. The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each of which lasts for approximately 6 months. The Katanga region occupies a high plateau covered by forests and savannahs.

The Kolwezi Tailings Project, once developed, will permit the large-scale extraction by means of solvent extraction electro-winning ("SX-EW") of cobalt and copper from two mine tailings deposits on the property.

History of the Property

The tailings contained in the Kolwezi Tailings Project (the “Tailings”) were owned by Gécamines, the DRC state mining company, and Gécamines transferred the Tailings Exploitation Permit for them to KMT on May 27, 2004. The Tailings were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open-pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting. The refractory nature of this oxide ore meant that copper and cobalt recovery in the concentrate was low, and the Tailings discharged contained significant metal values. The Tailings filled the original Kingamyambo dam and were subsequently allowed to fill the Musonoi river valley. These two areas now comprise the Kolwezi Tailings Project.

Mineralogy

The mineralogy of the Tailings is dominated by gangue minerals such as quartz, silica, and mica. The copper occurs predominately as a composite of malachite and pseudomalachite particles, which are often associated with the oxide mineral tenorite. The cobalt occurs in a copper- or cobalt-bearing oxide or hydroxide phase. Accessory amounts of covellite, bornite and chalcopyrite are present. Oxidization and a fine grind permit high metal recoveries when the Tailings are acid leached.

Facilities and Infrastructure

The Tailings are located on the surface but at present the only infrastructure in place is comprised of environmental monitoring stations set up as part of the on-going environmental baseline study. The location of the new processing plant has been finalised and a provisional location has been selected for the new tailings dam that will be constructed to retain the re-processed Tailings. Provisional locations have also been selected for access roads and railways.

Process Flowsheet Development

In an 18-month period commencing in February 2000, CMD undertook a detailed pilot plant programme that treated over 100 tonnes of tailings sample and tested a variety of flowsheets. The results indicated that the Kolwezi flowsheet had reached a level of definition that warranted the completion of a definitive feasibility study. Furthermore, metal recovery rates of 76% for cobalt and 93% for copper were achieved based on the resource grades, and cathode purity greater than 99.9% for both metals was achieved.

Work on optimising the process flowsheet is an important element of the Definitive Feasibility Study ("DFS") that began during fiscal year 2004. To assist with scale-up engineering design, the DFS also includes confirmatory test work on parts of the flowsheet.

Resources

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. **U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

MineNet Consulting Mining Engineers of South Africa ("MineNet") were commissioned by the Company to carry out geological and mining studies and to provide supervision and quality assurance for the site investigation programme on the Kolwezi Tailings Project. A drilling and sampling campaign at the Kolwezi Tailings Project was carried out between May and August 1997, from which a sample library was established. A second campaign of density measurements was conducted during October 1997. The resource estimate as calculated by MineNet in the preliminary work on the Kolwezi Tailings Project and as audited by Dr. Isobel Clark of Geostokos Limited for the Kolwezi Tailings Project are 112.8 million tonnes of ore at an average grade of 1.49% copper and 0.32% cobalt. Some 97% percent of these resources are in the measured category, the balance being in the indicated resource category. This geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary." Dr. Clark is a qualified person within the meaning of Canadian National Instrument 43-101.

Progress during Fiscal Year 2004

During fiscal year 2004, work continued on the environmental baseline study and began on an Environmental and Social Impact Assessment ("ESIA") that will be prepared for the Kolwezi Tailings Project. The ESIA work is being undertaken in accordance with both DRC regulations and World Bank guidelines.

Work also started on a definitive feasibility study ("DFS") that will encompass the evaluation of all factors of the project including, *inter alia,* estimating construction and operating costs for the chosen output level to within +15% and –5%. Completion of the DFS is expected in mid-2005.

In addition, a Memorandum of Understanding ("MoU') was signed with Umicore: implementation of which began immediately. The MoU covers arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project, for Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers, for the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and for Umicore's assistance in commissioning Kolwezi's cobalt circuit.

Kipushi Project, DRC

The Kipushi zinc-copper mine is unique among the major ore bodies of the Central African Copper Belt. It is a hydrothermal deposit cross-cutting the stratigraphy and was generated by completely different processes from those responsible for the nearby stratiform copper/cobalt deposits.

The Company has an exclusive option agreement, as described more fully below, relating to a potential redevelopment of the Kipushi zinc-copper mine (the "Kipushi Project") in joint venture with Gécamines.

Location and Access

The town of Kipushi and the Kipushi Project are located adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC. Access is via a tarmac road that is in a good state of repair.

History of the Property

Mining at the Kipushi Project commenced in 1925 and continued until 1993 when the mine was closed. The Kipushi mine was operated by Union Minière of Belgium from 1925 until 1967 when Union Minière's mining assets were nationalised by the Zairean government, following which the Kipushi mine was operated by Gécamines. Since the early 1990's, production and maintenance problems have curtailed the output of Gécamines. A foreign exchange crisis caused a lack of spare parts and supplies, which in turn led to the cessation of production from the Kipushi mine. Over the duration of its operation, the Kipushi mine produced 60 million tonnes of ore grading 6.8% copper and 11.0% zinc.

During the year ended October 31, 1996, the Company entered into a two-year agreement with Gécamines relating to placing the Kipushi mine back into production. The Company agreed to prepare, at its expense, feasibility studies covering the rehabilitation of, and resumption of production at, the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. Under the agreement, the Company had the exclusive right to examine the Kipushi mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production. The Company was to have acquired an interest in a joint venture for the Kipushi Project if satisfactory results were obtained from the feasibility studies and if satisfactory agreements were negotiated with Gécamines and the government of the DRC relating to income taxes, repatriation of profits and import duties.

During the year ended October 31, 1998, Gécamines confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi Project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. As of the date of this Annual Report, this starting date has not yet occurred.

During 2000, AMFI (since renamed Congolese Zinc Investments Ltd) concluded, with Gécamines' approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project by matching AMFI's direct expenditures on the Kipushi Project to that date. Zincor is the largest producer of refined zinc in Africa with a 115,000 tonnes per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project. AMFI and Zincongo also put forward proposals for revisions to the original framework agreement with Gécamines to reflect the introduction of the DRC's new mining code, and covering such issues as investor returns, project finance and dividend distributions. It was mutually agreed, however, that priority should be given to finalising the Kolwezi CoA. Following the execution of the latter in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed pending Gécamines' detailed review of, and response to, the proposals previously submitted by the Company and Zincongo, and negotiations only recommenced in December 2004.

Once agreement has been reached and necessary DRC Governmental approvals have been obtained, the feasibility study will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project will then proceed. There can be no assurance that the feasibility study will conclude that the Kipushi Project is economically viable, or that the Kipushi Project will proceed as planned.

At October 31, 2004, the Company had deferred costs of $4,397,126 as compared to $4,331,137 in the fiscal year ended October 31, 2003.

Geology and Mineralization

The Kipushi Project is centred on a hydrothermal polymetallic vein deposit and is clearly associated with a set of intersecting faults. This makes the Kipushi Project deposit distinct from the stratiform copper/cobalt deposits that predominate on the Congolese/Zambian copper belt. The Kipushi Project deposit is located on the north limb of an anticline structure in close association with the fault zone cutting dolomitic rocks belonging to the Kundelugan system. It comprises a zone of stringer, massive and semi-massive sulfides about 600 metres long and 15 to 75 metres wide, striking in a north-easterly direction and dipping about 70 degrees to the northwest. The ore body has been traced from surface down to the 1,800 metres level and it is open at depth. It is composed mainly of chalcopyrite, bornite and sphalerite with lesser amounts of pyrite, chalcopyrite, molybdenite, arsenopyrite, galena and renierite. The ore is mineralogically zoned both laterally and vertically with copper predominating in the north and at the top of the deposit and zinc strongly enriched in the south and at depth.

Surface/Mine Facilities

There is extensive infrastructure on the surface, which is in a poor state of repair. The underground workings are believed still to be in excellent condition. Some upgrading and renovation must be done before Kipushi produces again, but the Company believes that the mine can be rehabilitated relatively quickly and without major capital expenditure. Pending the outcome of the feasibility study, however, Gécamines will face an increasingly urgent need to invest in the refurbishment and maintenance of the underground pumping facilities.

Resources

Measured and indicated mineral resources at the Kipushi Project as calculated by Gécamines and verified by Neil Scott of International Mining Consultants Limited (a division of IMC Group Consulting Limited) in August, 2003, total *16.9 million tonnes grading 16.70% zinc and 2.32% copper and are as set out in the following table. Neil Scott is a qualified person within the meaning of Canadian National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. **U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

Resource Classification	Levels	Tonnes	Cu		Zn	
			%	Tonnes	%	Tonnes
Measured	100-1150	3,711,000	2.01%	74,591	2.05%	76,076
Measured	1150-1295	5,221,000	2.89%	150,887	15.57%	812,910
Sub-Total		8,932,000	2.53%	225,478	9.95%	889,986
Indicated	1295-1500	8,029,000	2.09%	167,806	24.21%	1,943,821
Total		16,961,000	2.32%	393,284	16.70%	2,832,807

* Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary."

Cuango Properties, Angola

Under a share purchase agreement dated May 21, 1998, the Company acquired 100% of IDAS Resources N.V. ("IDAS"), which company was a 50% joint venture partner with Endiama, the Angolan diamond company wholly owned by the Angolan state, in a mining lease and a prospecting lease covering respectively approximately 3,700 and 36,000 square kilometres in the Cuango valley and its environs. The Company's 100% interest in IDAS was acquired for $500,000 cash and the issuance of 676,655 common shares of the Company having a value of $1,750,000 and the assumption of certain liabilities. The vendors also retained a 20% net profit interest in production from the Cuango Properties, to a maximum of $56,000,000. A further 10% net profit interest, to a maximum of $28,000,000 was already held by an Angolan group, by way of an agreement made with IDAS prior to the acquisition of IDAS by the Company.

Owing to civil unrest, the Company did not have sustained access to its mining and prospecting areas, and the terms of the Company's agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which IDAS entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. In October 2001, two new licences were awarded to Endiama, with the licence rights to be exercised through a joint venture between Endiama and IDAS. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

Although the new licence areas cover less than 10% of the original total area, they contain all the original Cuango River valley and floodplain territory.

The joint venture guarantees IDAS the right to the exploitation contract once the technical and economic viability of the project has been proven. The joint venture provided for a minimum expenditure of $1.5 million with $0.5 million of that sum being in the first year, whilst all re-imbursement of expenditures will be made exclusively from the income from diamond production.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins, a company representing private sector Angolan interests. As part of these negotiations, it was agreed that the 10% net profit interest held by the Angolan group under the agreement made with IDAS prior to the acquisition of IDAS by the Company, would be cancelled and instead the Angolan group would hold equity in the joint venture company that would exploit the licences. The Heads of Agreement governed the ownership structure of the formation of a new company (now to be called "Luminas"), which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS would own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama would own 38% and Twins would own the remaining 11%. Once the loans had been repaid in full, IDAS would own 49%, Endiama 38% and Twins 13%. IDAS verbally agreed, and had negotiated drafts to formalize, arrangements with Twins to ensure that IDAS maintained continued voting control.

The Heads of Agreement and a subsequent agreement entered into by the parties in December 2002 set out, *inter alia,* the repayment terms of the loans from cash flows and called for a minimum investment over three years of $1.5 million by IDAS for each of the two licences. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS.

However, matters progressed ever more slowly, and in September 2004 it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised its case is strong, the outcome of litigation can never be predicted with certainty.

Item 5. Operating and Financial Review and Prospects.

The Company is a natural resource company, engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment, and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, the Company expenses all evaluation, exploration, development and land use expenditures made prior to commercially mineable deposits being identified. See Note 11 to the Consolidated Financial Statements of the Company.

At the date of this Annual Report, **although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. Until a bankable feasibility study is completed on the Company's properties, there is no assurance that any of the deposits categorized as resources will be converted to reserves.** As such, the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management's expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2004. Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements are discussed in detail below under the headings "Exploration and Development Risk Factors" and "Financing Risk Factors".

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended October 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

A. Operating Results.

Critical Accounting Estimates

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, assessment, and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable, unless there is persuasive evidence that an impairment allowance is not required.

The Company reviews its mineral properties and mineral property evaluation costs for impairment based on results to date and when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amount associated with the affected assets. The values shown on the balance sheet for mineral properties and mineral property evaluation costs represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. On September 16, 2003, the Company's stock option plan was amended to allow the cashless exercise of options. The Company, using the fair value method, now expenses all stock-based payments granted after November 1, 2002, and has expensed, as stock-based payments, all options granted before that date that remain outstanding, as if such options had been newly granted on September 16, 2003. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are amortized over the vesting period. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and expected life of the options. Such estimates affect the fair value determined by the option pricing model.

The amounts that the Company records for future income tax assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that the Company will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration. Owing to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Fiscal year ended October 31, 2004 as compared to Fiscal year ended October 31, 2003

The Company incurred a net loss for the year ended October 31, 2004 of $4,210,173 or $0.06 per share, compared to a net loss of $3,538,579 or $0.10 per share, in 2003.

Stock-based compensation expense of $3,004,106 in 2004 (2003 - $1,870,310) accounted for the majority of the loss during the year. The expense resulted from the fair value of the granting of stock options during the year, as well as the vesting of options that were granted in fiscal 2003 or earlier. The fair value of these options was in each case expensed in accordance with the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards"), which were adopted during fiscal 2003. The CICA New Standards require that the fair value of all options granted or modified be expensed during the period in which they vest.

Administration expenses in 2004 of $5,095,351 increased from $3,732,468 in 2003 due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2004 totalled $2,091,245, compared to $1,862,158 in 2003 after the elimination of stock-based compensation for that year. Increases were noted in investor relations, office and administration, regulatory authorities filing fees, and salaries and wages. These increases were partly offset by decreases in professional fees and travel and accommodation expenses. Future administrative expenses are likely to increase as the Company's projects progress and the Company grows.

Investor relations costs in 2004 increased to $326,860 from $196,929 in 2003. The Company has devoted more resources to investor relations in 2004 as its flagship Kolwezi project progresses towards major milestones and as the Company's institutional shareholder base expands. The increase is also partly due to the recording of a full year of consultancy costs for an external investor relations firm that was engaged in late fiscal 2003. In addition, the Company underwent a rebranding which included the changing of the Company name and the redesign of its external website. Investor relations costs are expected to continue to increase reflecting the expanded shareholder base and preparations for the further financing that is expected for construction of the Kolwezi Project.

Office and administration costs in 2004 increased to $372,510 from $321,650 in 2003. The increase was mainly the result of higher insurance and rent costs. Insurance premiums have continued to rise as the Company increases in size, while the rise in rent costs is due mainly to weakening of the US dollar against the pound sterling. Office rent and many of the Company's other office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is US dollar. It also maintains bank accounts in Canadian dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2004 financial year, the Company's reported US$16.3 million cash balance was comprised of balances of approximately US$7.1 million, CDN$5.2 million, and £2.7 million. At that date, the exchange rates were approximately CDN$1.2190 = US$1.00 = £0.5426. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rates to have been CDN$1.1082 = US$1.00 = £0.4933) then the Company's reported year end cash figure in US dollars would have been US$17.2 million.

Professional fees in 2004 decreased to $290,033 from $372,336 in 2003. This primarily reflected a decrease in accounting costs. In financial year 2003, the Company decided both to expense the 2002 audit fees and to accrue for the 2003 audit fees, thus resulting in effectively a double expense in fiscal

2003. The 2004 balance reflects only the accrual for the costs of the current (2004) year's audit. The decrease is also due to the 2003 amount having included the one-off costs for a financial model that was constructed for the Company.

Regulatory authorities filing fees in 2004 increased to $134,339 from $15,600 in 2003. This is due mainly to the costs of the Nomad agreement and other on-going AIM costs that came into effect when the Company's shares were admitted for trading on AIM. This occurred in late September 2003; and as such, only a small portion of these costs were incurred during 2003 compared to a full year charge in 2004. TSX costs also increased, reflecting the Company's higher market capitalization.

Salaries and wages costs in 2004 increased to $910,012 from $887,739 in 2003. During 2004, acting on the Remuneration Committee's recommendations, the Board awarded bonuses to, and revised the salaries of, a number of senior employees of the Company. There were no bonus awards in 2003. In addition, UK based Head Office staff are all now paid in pounds sterling and, as already mentioned, the US dollar weakened against the pound in 2004, thereby increasing the expense amounts reported in US dollars.

Travel and accommodation costs in 2004 decreased to $22,582 from $33,530 in 2003, consistent with a decrease in the number of non-project related trips compared to the previous year.

Much higher average cash balances during most of the year resulted in an increase in interest income to $364,569 in 2004, compared with $20,672 in 2003. Interest income is expected to be lower in financial year 2005 as cash balances are expected to fall throughout the year reflecting anticipated expenditures.

Mineral property evaluation costs in 2004 decreased to $906 from $4,021 in 2003, due to further reductions in such activity as the Company continues to focus its efforts on progressing its existing projects.

The Company's main priorities are its current projects in the DRC and Angola, but the Company will continue to evaluate new mineral property acquisition opportunities as they arise.

The Company recorded a foreign exchange gain in 2004 of $521,515 compared to a foreign exchange gain of $171,863 in 2003. The increase in the foreign exchange gain is consistent with the decline in the US dollar against both the pound sterling and Canadian dollar. The Company completed a prospectus offering at the end of September 2003, a private placement in January 2004, and warrants and options were exercised at various times during the year. The proceeds from these were received and, in part, held in Canadian dollars and pounds sterling, both of which currencies increased in value in relation to the US dollar in the latter part of the 2003 financial year and over the 2004 financial year. Owing to the large sums of money involved, this caused large foreign exchange gains.

Fiscal year ended October 31, 2003 as compared to Fiscal year ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579 or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the CICA New Standards, and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company continued to maintain its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002, due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totalled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 financial year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is US dollars. It also maintains bank accounts in Canadian dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2003 financial year, the Company's reported US$19.27 million cash balance was comprised of balances of approximately: US$14.95 million, CDN$2.15 million and £1.58 million. At that date the exchange rates were approximately: CDN$1.3158 = US$1.00=£0.5897. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rate to have been CDN$1.1962 = US$1.00=£0.5361) then the Company's reported year end cash figure in US dollars would have been US$19.70 million rather than US$19.27 million

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US dollar, as a number of the staff are paid in pounds sterling, partly to extra days consulting work required during the fund raisings, and due to the filling of a previously vacant head office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002. The Company ended financial year 2003 with a greatly increased cash balance in comparison with 12 months previously.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, on its equity financings, and on the AIM listing.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received and, in part, held in pounds sterling and Canadian dollars, both of which currencies increased in value in relation to the US dollar subsequent to the prospectus being finalized. Owing to the large sums of money involved, this caused a large foreign exchange gain.

B. Liquidity and Capital Resources.

As at October 31, 2004, the Company had cash and cash equivalents of $16,264,314 compared to $19,267,489 at October 31, 2003, and had working capital of $15,113,846 compared to $18,629,220 at October 31, 2003.

The decreases in cash and cash equivalents and in working capital at October 31, 2004, resulted from the operating activities and the investments made in the Company's mineral property projects discussed below (the "Mineral Property Projects"). These decreases were partly offset by the proceeds received during the year from a private placement and from the exercise of a number of share options and warrants.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for net proceeds of $4,192,635. Proceeds totalling $3,034,438 were received on the exercise of the share options and warrants during the year. The net proceeds of the private placement and share option and warrant exercises will be used to fund the continued development of the Company's Central African projects, and for general working capital.

Total assets at October 31, 2004 were $33,278,894 (2003 - $26,396,636; 2002 - $7,179,570). The increase in total assets over this time period is due mainly to significant capital raised through the issuance of common shares.

No cash dividends have been declared in each of the three most recently completed financial years.

Mineral Property Projects

As at October 31, 2004, amounts capitalized in respect of mineral properties increased to $12,129,625 from $2,483,404 at October 31, 2003, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,397,126 at October 31, 2004 from $4,331,137 at October 31, 2003, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study, and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC was paid cash equal to 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounting for using the purchase method, with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

In February 2003, the Company agreed a framework for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of the IFC or IDC does not exercise its option in full, the other will have a right of first refusal over the balance of that option.

Since October 1998, CMD has signed and/or initialled various agreements with La Générale des Carrières et des Mines ("Gécamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In March 2004, CMD, the GDRC, and Gécamines signed a Contract of Association ("CoA") governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Kolwezi Project.

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the IFC and the IDC to participate in the Project. Subsequent to year end, in November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Kolwezi Project.

CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full), and Gécamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"). Of this amount, $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or the IDC and/or the IFC (or other participating parties), based on their pro rata ownership of the Project excluding Gécamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gécamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gécamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete technical and commercial studies of feasibility, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

Much of the necessary feasibility study work has been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment ("ESIA"). The Company has awarded a contract for the second stage of the ESIA to SRK Consulting of South Africa, has awarded the contract for the Definitive Feasibility Study to a joint venture of Murray & Roberts and GRD Minproc, has appointed Rothschild as financial adviser on the Project, and has signed a Memorandum of Understanding with Umicore relating to cobalt off-take, marketing, technology transfer, and plant commissioning. Costs to develop the Project to commercial production are expected to be in the range of $300 - 350 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or the issuance of debt and equity interests of the Company.

The costs to complete the feasibility study and the ESIA will be funded from the IDC's payments in relation to its acquisition of a 10% interest in the Kolwezi project (if the approvals mentioned above are obtained and the option accordingly exercised) and / or the Company's existing resources. Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo (the "Kipushi Project"). During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because of delays in the research of the definition of the mining and metallurgical treatment phase of the project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. This starting date has not yet occurred.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements can be negotiated with Gécamines and the GDRC. The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project.

During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint venture account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, otherwise the agreement will terminate.

In fiscal year 2003, the Company and Gécamines agreed that priority should be given to finalising the Kolwezi Contract of Association. Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines' detailed review of, and response to, the proposals previously submitted by the Company.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which covers approximately 2,690 km² in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which covers approximately 246 km². Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company ("Luminas") to exercise these rights, in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas' share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to comprise five members, three of whom were to be nominated by IDAS. However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company held a prospecting licence, covering approximately 950 km², in the Solwezi District in the Republic of Zambia, adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. The licence expired on January 28, 2004, and the Company has applied to extend the licence in respect of approximately 441 km². As at the date of this report, the Company has not been advised of the outcome of this application.

General Risk Factors

The Company is exposed to a number of general risks that could affect its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. Risk factors include those summarized below and are also detailed in Item 3.D – "Risk Factors".

- Changes in the general economic outlook, including:

  - adverse changes in the prices of cobalt, copper, zinc or diamonds, or in exchange rates, which may reduce the economic viability of the Company's projects;

  - adverse changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, the remissibility of foreign currency, and the importing and exporting of minerals; and

  - weakness of the equity and share markets in Canada, the United Kingdom, or globally.

- the failure of counterparties to meet their obligations under sales contracts or joint venture agreements; and

- civil unrest and armed conflicts, such as those that have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in the establishing of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors, including those that follow:

- The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals. Endiama has repudiated its obligations under the agreements with the Company regarding its Angolan interests. The Company has yet to hear the outcome of its application regarding renewal of the licence in Zambia.

- The development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments are based upon, *inter alia*, the particular attributes of each mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

- The economic feasibility of any individual project is based upon estimates of, *inter alia,* mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.

- The joint venture agreement on the Company's Angolan project is subject to the ratification and approval of the Angolan Council of Ministers.

- The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gécamines and the GDRC.

- The Company's mineral operations are located in emerging nations, and consequently, may be subject to a higher level of risk than operations in developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company's focus is on the evaluation of its Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results, and the availability of the required financing on acceptable terms, the Company intends to develop the Mineral Property Projects.

Specifically, the Company intends to:

- complete a Definitive Feasibility Study (including, *inter alia,* an Environmental and Social Impact Assessment, and an Environmental Management Plan) on the Kolwezi Tailings Project, and progress negotiations with project financiers, product off-takers and risk insurers, with the aim of being in a position, in the first half of financial year 2006, to decide whether or not to proceed with construction;

- negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;

- through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;

- if Endiama remedies its repudiation of the agreements with IDAS, incorporate Luminas to commence evaluation of the Camutue exploitation licence area and exploration of the Cuango River floodplain prospecting licence area at the earliest opportunity; failing which, seek legal redress for such repudiation;

- continue to evaluate new mineral property acquisition opportunities as they arise; and

- finance these activities through a combination of existing resources, debt or additional equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

Selected Quarterly Information

	2004					2003				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Administration costs	$ 867,828	$ 2,321,152	$ 973,368	$ 933,003	$ 5,095,351	$ 477,976	$ 546,375	$ 386,137	$ 2,321,980	$ 3,732,468
Interest income	$ 51,962	$ 111,048	$ 99,765	$ 101,794	$ 364,569	$ 1,980	$ 1,864	$ 3,007	$ 13,821	$ 20,672
Gain on sale of property plant and equipment	$ -	$ -	$ -	$ -	$ -	$ -	$ 375	$ -	$ -	$ 375
Other income	$ -	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ -	$ -	$ 5,000
Mineral property evaluation costs	$ 731	$ -	$ 38	$ 137	$ 906	$ 12,305	$ -	$ 895	$ (9,179)	$ 4,021
Foreign exchange loss (gain)	$ (102,716)	$ 255,687	$ (272,468)	$ (402,018)	$ (521,515)	$ (16,333)	$ 7,482	$ 23,687	$ (186,699)	$ (171,863)
Loss for period	$ 713,881	$ 2,465,791	$ 601,173	$ 429,328	$ 4,210,173	$ 471,968	$ 546,618	$ 407,712	$ 2,112,281	$ 3,538,579
Basic and diluted loss per share	$ 0.01	$ 0.04	$ 0.01	$ 0.01	$ 0.06	$ 0.01	$ 0.02	$ 0.01	$ 0.05	$ 0.10

The main factors that cause variations in quarterly results relate to the timing of the granting of options, and the incurring of mineral property evaluation costs. The Company made relatively large grants of options in the second quarter of financial year 2004 and, in the fourth quarter of 2003, modified its stock option plan to permit future "cashless" exercises. As a result, the Company recorded higher administration costs and losses in these quarters. In addition, foreign exchange fluctuations in the value of the US dollar against the Canadian dollar and the pound sterling can cause fluctuations in quarterly results. These factors affected the fourth quarter results of the financial years 2004 and 2003.

C. Research and Development, Patents and Licenses, etc.

The work on the Kolwezi pilot plant program yielded an invention relating to the removal of impurities in the cobalt circuit, for which CMD made a patent application. (As part of the acquisition of AAC's 50% shareholding in CMD, it was agreed the final patent application would be in the joint names of CMD and Anglo Operations Limited). The patent is now pending in the DRC and applications have been made to register the patent in a number of other countries. The Company is, however, a natural resource company and does not normally engage in research and development activities.

D. Trend Information.

The Company is a natural resource company engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off balance sheet arrangements

The Company has no off balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to March 2008. The following table lists as of October 31, 2004 information with respect to the Company's known contractual obligations.

	Payments in $1,000's due by period				
Contractual Obligations	*Total*	*Less than 1 year*	*1- 3 years*	*3 – 5 years*	*More than 5 years*
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$419	$163	$256	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$419	$163	$256	$Nil	Nil

In addition to the above, CMD and any other participating parties in the Kolwezi Project are committed (once all financing arrangements for the project to proceed with construction have been completed, and based on their pro rata ownership of the Kolwezi Project (excluding Gécamines and the GRDC)), to pay to Gécamines the $10,000,000 balance of the consideration for the Tailings Exploitation Rights ("TER"). (The initial $5,000,000 was paid during the financial year ended October 31, 2004, following the transfer of the TER to KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

G. Safe harbour

Certain statements contained in the foregoing Operating Results and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Angola, the DRC, and Zambia, changes in government regulation and policies including taxes, royalties, trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities, and the other risk factors detailed in Item 3.D – Risk Factors, and elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table lists as of January 14, 2005 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Country of Residence (1)	**Position (s) held**	**Date of First Appointment**	**Age**
John Bentley(2) (4) *England*	Director	October, 2003	56
Etienne Denis (4) *Belgium*	Director	October, 1999	62
Paul C. MacNeill (3) (4) *Canada*	Corporate Secretary and Director	March, 1998	50
Bernard Pryor *England*	Chief Operating Officer and Director	August, 1999 as COO October 2003 as Director	47
Timothy Read *England*	President, Chief Executive Officer and Director	January, 1999	58
Bernard Vavala(2) (3)(4) *United States of America*	Chairman of the Board and Director	January, 1998	47

Name and Country of Residence [1]	Position (s) held	Date of First Appointment	Age
Patrick J. Walsh [3] *Australia*	Director	January, 1998	58
Thomas David Button *England*	Chief Financial Officer	February, 2001	56

(1) The information as to country of residence and the details listed below as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been furnished by the respective directors and executive officers.

(2) Member of the Company's Compliance Committee.

(3) Member of the Company's Audit Committee.

(4) Member of the Company's Remuneration Committee.

Resumes

The following is a brief description of the employment background of the Company's directors and senior management:

John Bentley, Director

Mr. Bentley has served as a director of the Company since October 3, 2003. Mr. Bentley has been Managing Director of Osprey Oil & Gas Ltd. since founding the company in August 2001. Prior to that he was Chief Executive Officer of Energy Africa Ltd from its formation in February 1996 until December 2000. Previously he had 25 years in various executive positions in the Gencor Group including a period as Managing Director of Sao Bento Mineracao SA, Brazil from April 1988 until December 1992.

Mr. Bentley has a Bachelor of Technology degree in Metallurgy from Brunel University.

Etienne Denis, Director

Dr. Denis has served as a director of the Company since October 11, 1999. Dr. Denis is a non-executive director of Umicore S.A. (formerly Union Minière S.A.), a mining company in which Dr. Denis was employed from 1974 until April 2003.

Dr. Denis holds a degree of Doctor of Sciences from Catholic University of Louvain in Belgium.

Paul C. MacNeill, Director

Mr. MacNeill has served as a director of the Company since March 19, 1998. Mr. MacNeill is a lawyer who has practiced securities and corporate finance law in Vancouver, British Columbia since 1982. Prior to November 2002, Mr. MacNeill was a partner and Chairman of the Vancouver, British Columbia law firm of Campney & Murphy. MacNeill is a member of the Bar of the Province of British Columbia. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties.

Mr. MacNeill has a Bachelor of Laws degree from the University of Toronto.

Bernard Pryor, Director and Chief Operating Officer

Mr. Pryor has served as Chief Operating Officer of the Company since August 1, 1999, and as a director of the Company since October 3, 2003. Prior to joining the Company, Mr, Pryor was the Chief Operating Officer of Western Pinnacle Mining Ltd., from January 1997 to December 1, 1998, and was an Associate Director with Minproc Engineers Limited from 1989 to 1996.

Mr. Pryor is a Chartered Engineer, having undertaken his studies at the Royal School of Mines in London, England.

Timothy Read, President, Chief Executive Officer and Director

Mr. Read has served as the President, Chief Executive Officer and a director of the Company since January 15, 1999. Prior to joining the Company, Mr. Read was Managing Director of Investment Banking at Merrill Lynch in London, England for three years. Previous to that, Mr. Read was an Investment Banker and the Head of Mining at Smith New Court, also in London.

Mr. Read has a Bachelor of Arts (Economics) degree from the University of Strathclyde in Glasgow, Scotland and is a Fellow of the Securities Institute.

Bernard Vavala, Chairman of the Board and Director

Mr. Vavala has served as Chairman of the Company since April 30, 1998 and as a director of the Company since January 11, 1998. Mr. Vavala is a private investor, and prior to joining the Board, he was a Ratings Officer with Standard & Poors Corporation, located in New York, since 1985.

Mr. Vavala holds a Bachelor of Laws degree from the University of Connecticut and a Bachelor of Arts from Brown University.

Patrick J. Walsh, Director

Mr. Walsh has served as a director of the Company since January 11, 1998. Mr. Walsh was President of Greycliff Securities, located in Dallas, Texas from 1987 to 1991. Mr. Walsh has been retired since 1991.

Mr. Walsh holds a Bachelor of Arts degree from Sir George Williams University, located in Montreal, Quebec.

Thomas David Button, Chief Financial Officer

Mr. Button has served as Chief Financial Officer of the Company since February, 2001. Mr. Button has more than 25 years international mining industry experience, principally gained with Rio Tinto for whom his roles included President, Rio Tinto Russia; Senior Vice-President Finance, QIT-Fer et Titane; and Managing Director, Rio Tinto Aluminium Holdings.

Mr. Button has a Master of Science degree in Business Studies from the London Business School and a Master of Arts in Mathematics from Oxford University.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. Dr. Denis, a director of the Company, is also a non-executive director of Umicore S.A.. See "Item 7A - Major Shareholders" for further particulars.

B. Compensation.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2004, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary	Bonus	Other Annual Compensa-tion	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen-sation
Timothy Read President & CEO	2004 2003 2002	US$165,586 £ 113,051 US$323,097 US$313,650	 £ 50,000 Nil Nil	Nil Nil Nil	1,300,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernard Pryor COO	2004 2003 2002	US$ 85,850 £ 70,000 US$171,483 US$164,000	 £ 23,500 Nil US$10,000	Nil Nil Nil	550,000 Nil 250,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Francois Colette President of Subsidiary (1)	2004 2003 2002	US$144,021 US$129,890 US$127,344	US$36,792 Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
T. David Button CFO	2004 2003 2002	£ 99,185 £ 96,990 £ 81,627	£ 20,000 Nil Nil	Nil Nil Nil	440,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1) Mr. Colette is the President of Congolese Zinc Investments Ltd. (previously America Mineral Fields International Ltd.), a subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price (CDN$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/ Security) [1]	Expiration Date
Timothy Read	April 30, 2004	1,300,000	43.33%	$1.80	$1.80	April 29, 2009
Bernard Pryor	Nov. 24, 2003 April 30, 2004	150,000 400,000	5.00% 13.33%	$1.50 $1.80	$1.50 $1.80	November 23, 2008 April 29, 2009
Francois Colette	Nov. 24, 2003 April 30, 2004	100,000 200,000	3.33% 6.67%	$1.50 $1.80	$1.50 $1.80	November 23, 2008 April 29, 2009
T. David Button	Nov. 24, 2003 April 30, 2004	110,000 330,000	3.67% 11.00%	$1.50 $1.80	$1.50 $1.80	November 23, 2008 April 29, 2009

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date immediately prior to grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End (CDN$) Exercisable / Unexercisable [1]
Timothy Read	384,514	$815,200	650,000 / 650,000	Nil / Nil
Bernard Pryor	Nil	N/A	525,000 / 275,000	175,000[2] / Nil
Francois Colette	Nil	N/A	317,500 / 182,500	117,250[3] / 27,750 [3]
T. David Button	Nil	N/A	420,000 / 220,000	140,000 / Nil

(1) "In-the-Money Options" are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at Friday, October 29, 2004 was CDN$1.30.
(2) On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.
(3) On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company's officers and key employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company's Named Executive Officers have employment contracts with the Company and its subsidiaries, the principal terms and conditions of which are as follows:

Named Executive Officer	Annual Compensation (1)	Share Options (2)	Contract Start	Duration	Paid Termination Notice Period
Timothy Read	£220,000	1,300,000	January 29, 1999	3 years (3)	12 months (5)
Bernard Pryor	£120,000	800,000	August 1, 1999	2 years (4)	12 months (6)
T. David Button	£ 82,000 (7)	640,000	January 29, 2001	No fixed term.	12 months (6)

(1) Effective April 1, 2004. The Remuneration Committee makes recommendations to the Board regarding base salaries and bonuses. In addition, receipted travel and entertainment expenses are reimbursed and bonuses as may be determined by the Company's board of directors.
(2) Unvested options are cancelled immediately on termination, and vested options are cancelled if not exercised within 30 days following termination.
(3) The initial three year term of Mr. Read's contract expired in 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (5) below.
(4) The initial two year term of Mr. Pryor's contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (6) below.
(5) Twelve months' notice, if terminated by the Company, and twelve months' notice if terminated by Mr. Read.
(6) Twelve months' notice, if terminated by the Company, and three months' notice if terminated by either of Messrs. Pryor or Button.
(7) Mr. Button's compensation is reviewed annually and is based on three working days per week. If exceeded, then 1/140th of annual salary is paid for each extra day worked. An amount is also paid equal to 3% of salary in lieu of health insurance.

All options held by directors and employees of the Company vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. Save for attendance fees as described below, no cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended October 31, 2004. During the financial year ended October 31, 2004, Bernard Vavala, the Chairman of the Board, received remuneration of US$35,000, a company, of which Paul MacNeill, a director of the Company, is a shareholder, received fees for legal services provided to the Company, $3,000 for consulting services was paid to John Bentley, a director of the Company, and $5,000 for consulting services accrued to a company in which Etienne Denis, a director of the Company, has an interest.

The Company has agreed to pay each member of the board of directors (the "Board") an attendance fee of CDN$500 per telephonic Board meeting, and CDN$1,000 per physical Board meeting. The Company has also agreed to pay attendees at committee meetings CDN$250 per attendance, or CDN$500 per day, whichever is applicable. A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Company. During the financial year ended October 31, 2004, the Company paid an aggregate of CDN$12,000 to attendees at Board meetings and committee meetings.

Other than as noted above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 3,185,000 common shares to directors, of which 1,850,000 were to directors who are also officers of the Company.

Executive Compensation Program

The executive compensation program formulated by the Remuneration Committee is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The base salaries of senior management of the Company are set at levels which are competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

Base Salaries

The level of the base salary for each employee of the Company, within a specified range, is determined by the level of responsibility and the importance of the position to the Company, within competitive industry ranges. The Remuneration Committee makes recommendations to the Board regarding the base salaries and bonuses for senior management and employees of the Company.

Bonus

The CEO presents recommendations to the Remuneration Committee with respect to bonuses to be awarded to the other members of senior management (other than himself) and the other employees of the Company. The Remuneration Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. The Remuneration Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board.

Stock Option Plan

The Stock Option Plan is administered by the CEO upon recommendations from the Remuneration Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. The grant of options under the Stock Option Plan is approved by the Board.

The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on April 30, 1998, and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board at the time the option is granted, which price may not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of the option. All grants of options are first reviewed and approved by the Company's Board.

Compensation of the CEO

The process for the setting of the compensation of the CEO of the Company is the same as for the other members of senior management of the Company. The CEO's performance is evaluated by the Remuneration Committee relative to various objectives set for him and the Company.

C. Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company is scheduled to hold its next Annual General Meeting on March 10, 2005.

The Company's board of directors has only three committees – an Audit Committee (currently comprised of directors Paul C. MacNeill, Bernard Vavala and Patrick Walsh), a Remuneration Committee (currently comprised of directors John Bentley, Etienne Denis, Paul C. MacNeill and Bernard Vavala) and a Compliance Committee (currently comprised of directors John Bentley and Bernard Vavala). The members of each of these committees do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

Currently, there are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. There is no formal charter for the Audit Committee. However, its terms of reference include the quarterly review of financial statements, reviewing the Company's budget, the Auditor's Report and terms of reference for the auditor, pre-approval of non-audit services of the auditor, and oversight of internal controls and compliance with regulatory requirements pertaining to financial matters. The Audit Committee also recommends to the board of directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, Management's Discussion and Analysis, and certain other documents required by regulatory authorities. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management. During the year ending October 31, 2004, this Committee met four times.

The Compliance Committee administers and monitors compliance with, and provides guidance relating to, the Ethics & Conflict of Interest Policy that the Board approved in June 2003. This Committee did not meet during the year ending October 31, 2004.

The Remuneration Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending October 31, 2004, this Committee met twice.

D. Employees.

The following table lists the numbers of employees and their geographical locations as at each of the fiscal years ended October 31, 2004, 2003 and 2002:

Location	October 31, 2004	October 31, 2003	October 31, 2002
Europe	7	7	6
Africa	42	31	31
North and South America	0	0	0
Totals	49	38	37

The employees provide management, technical and administrative services for the Company. The Company considers its employee relationships to be satisfactory. The Company's employees are not represented by labor unions and the Company is not aware of any attempts to organize our employees.

E. Share Ownership.

The following table sets forth, as of January 14, 2005, the number of the Company's Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of senior management and directors of the Company is to the Company's best knowledge based on information obtained from the Company's transfer agent**.**

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class
Common	John Bentley England	335,000 (1)	0.47%
Common	Etienne Denis Belgium	3,875,000(2)	5.45%
Common	Paul C. MacNeill Canada	325,000(3)	0.46%
Common	Bernard Pryor England	600,000(4)	0.84%
Common	Timothy Read England	1,100,514(5)	1.54%
Common	Bernard Vavala United States of	854,300(6)	1.19%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class
	America		
Common	Patrick J. Walsh Australia	325,000 [(7)]	0.46%
Common	Thomas David Button England	475,000[(8)]	0.67%
Common	All Directors and Officers as a group (8 individuals)	7,889,814[(9)]	10.62%

(1) Comprises 10,000 shares and 325,000 options with exercise prices ranging from CDN$1.21 to CDN$1.80 (which options are exercisable presently or within 60 days).
(2) Comprises 3,550,000 shares that are held by Umicore S.A., a company of which Dr. Denis is a non-executive director, and as to which Dr. Denis disclaims beneficial ownership; and also 325,000 options with exercise prices ranging from CDN$1.50 to CDN$1.80 (which options are exercisable presently or within 60 days),.
(3) Comprises 325,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80 (which options are exercisable presently or within 60 days**).**
(4) Comprises 600,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80 (which options are exercisable presently or within 60 days).
(5) Comprises 450,514 shares and 650,000 options with an exercise price of CDN$1.80 (which options are exercisable presently or within 60 days).
(6) Comprises 296,800 shares and 557,500 options with exercise prices ranging from CDN$0.60 to CDN$0.75 (which options are exercisable presently or within 60 days).
(7) Comprises 325,000 options with exercise prices ranging from CDN$0.75 to CDN$1.80, (which options are exercisable presently or within 60 days).
(8) Comprises 475,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80, (which options are exercisable presently or within 60 days).
(9) Includes 3,582,500 options held by the directors and officers as disclosed above (exercisable presently or within 60 days).

As at January 14, 2005, the directors and officers of the Company, as a group, beneficially owned 757,314 Common Shares representing 1.07% of the Common Shares issued and also held incentive stock options (exercisable presently or within 60 days) pursuant to which up to 3,582,500 Common Shares can be purchased. In addition, Umicore S.A., a company of which Dr. Denis, a director of the Company, is a non-executive director, owns 3,550,000 Common Shares representing 5.02% of the Common Shares issued.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company**.**

The Company is a publicly owned corporation, the majority of the Common Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

As at January 7, 2005, as far as the Company is able to determine from the share register, approximately 18,378,485 of the issued and outstanding common shares were held by 105 shareholders with addresses of record in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

As at January 14, 2005, to the best of the Company's knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	10,609,400	14.999%
Jean-Raymond Boulle	5,509,107[(1)]	7.788%
The Capital Group Companies Inc. and subsidiaries	4,750,000	6.715%
Umicore S.A.	3,550,000 [(2)]	5.019%

(1) The Company has no actual knowledge of Mr Boulle's holdings. The above information is based on Mr Boulle's most recent filing of an insider report on SEDI (the Canadian Securities Administrators' "System for Electronic Disclosure by Insiders", available on www.sedi.ca.) Of these shares, 60,035 are reported as being indirectly held through America Diamond Corp, being wholly-owned by Mr. Boulle. The balance is reported as being indirectly held through Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.

(2) Etienne Denis, a director of the Company, is a non-executive director of Umicore S.A.

As at March 24, 2004 (the reference date in the Form 20-F for the fiscal year ended October 31, 2003), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	7,875,000	11.21%
Jean-Raymond Boulle	5,509,107[(1)]	7.84%
BNY (OCS) Nominees Limited	3,700,000	5.27%
Umicore S.A.	3,550,000 [(2)]	5.05%

(1) Of these shares, 60,035 were reported as being indirectly held through America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was reported as being indirectly held through Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.

(2) Etienne Denis, a director of the Company, is a non-executive director of Umicore S.A.

As at March 3, 2003 (the reference date in the Form 20-F for the fiscal year ended October 31, 2002), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights than other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Jean-Raymond Boulle	9,509,107[(1)]	29.59%
Umicore S.A.	3,550,000 [(2)]	11.05%

(1) Of these shares, 60,035 were registered in the name of America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was registered in the name of Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.

(2) Etienne Denis, a director of the Company, was at that time also Executive Vice President, Services of Umicore S.A.

As at May 9, 2002 (the reference date in the Form 20-F for the fiscal year ended October 31, 2001), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights than other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Jean-Raymond Boulle	9,583,607[(1)]	29.8%
Umicore S.A.	3,550,000 [(2)]	11.0%

(1) Of these shares, 60,035 were registered in the name of America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was registered in the name of Gondwana Investments Ltd., a Luxembourg company, which is also owned indirectly by Mr. Boulle.

(2) Etienne Denis, a director of the Company, was at that time also Executive Vice President, Services of Umicore S.A.

B. Related Party Transactions.

During the year ended October 31, 2004, the Company paid or accrued an aggregate of $160,206 (2003 - $90,621; 2002 - $99,958) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2003 - nil; 2002 - nil) for consulting services to a non-executive director and has accrued $5,000 (2003 - nil; 2002 - nil) for consulting services to a company in which a director has an interest.

During the year ended October 31, 2004, no related party transactions occurred other than as described above.

C. Interests of Experts and Counsel.

Not Applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Attached hereto as listed in accordance with Item 19 are Consolidated Financial Statements audited by our independent registered public accounting firm and accompanied by an audit report including comments by auditors for U.S. readers on Canada – U.S. reporting difference, comprised of consolidated balance sheets as at October 31, 2004 and 2003, consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2004 and related notes.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B. Significant Changes.

There have been no significant changes since the date of the Company's annual financial statements, other than as disclosed in this Annual Report.

Item 9. The Offer and Listing.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". Pursuant to the Company's change of name the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and, with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

A. Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the six months from July 2004 to December 2004.

High and Low Price for the Five Most Recent Fiscal Years		
Fiscal Year ended October 31	High	Low
2000	$2.08	$0.36
2001	$1.26	$0.18
2002	$0.90	$0.35
2003	$1.40	$0.36
2004	$2.38	$1.05

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years		
Period Ended:	High	Low
January 31, 2003	$0.71	$0.45

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years		
Period Ended:	High	Low
April 30, 2003	$0.60	$0.36
July 31, 2003	$1.39	$0.37
October 31, 2003	$1.40	$1.00
January 31, 2004	$1.90	$1.15
April 30, 2004	$2.38	$1.38
July 31, 2004	$1.90	$1.20
October 31, 2004	$1.50	$1.05

High and Low Prices for the Most Recent Six Months		
Period Ended:	High	Low
July 31, 2004	$1.54	$1.20
August 31, 2004	$1.40	$1.10
September 30, 2004	$1.27	$1.10
October 31, 2004	$1.50	$1.05
November 30, 2004	$1.79	$1.15
December 31, 2004	$2.00	$1.60

On Friday, October 29, 2004, the closing price of the Common Shares on the TSX was CDN$1.30 per share and on January 14, 2005, the closing price of the Common Shares on the TSX was CDN$2.00 per share.

The following tables set forth the reported high and low closing bid prices (all expressed in £ Sterling) on AIM for (a) the two most recent fiscal years (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Price for the Two Most Recent Fiscal Years*		
Fiscal Year ended October 31	High	Low
2003 *	£0.595	£0.535
2004	£1.02	£0.465

* Trading of the Company's shares on the AIM commenced on September 25, 2003.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years*		
Period Ended:	High	Low
October 31, 2003	£0.595	£0.535
January 31, 2004	£0.775	£0.535
April 30, 2004	£1.02	£0.61
July 31, 2004	£0.76	£0.53
October 31, 2004	£0.63	£0.465

* Trading of the Company's shares on the AIM commenced on September 25, 2003.

High and Low Prices for the Most Recent Six Months		
Period Ended:	High	Low
July 31, 2004	£0.65	£0.53
August 31, 2004	£0.53	£0.465
September 30, 2004	£0.555	£0.475
October 31, 2004	£0.63	£0.475
November 30, 2004	£0.775	£0.585
December 31, 2004	£0.825	£0.70

On Friday, October 29, 2004, the closing price of the Common Shares on AIM was £0.615 per share and on January 14, 2005, the closing price of the Common Shares on the AIM was £0.895 per share.

B. Plan of Distribution.

Not Applicable

C. Markets.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". Pursuant to the Company's change of name to "Adastra Minerals Inc.", the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

D. Selling Shareholders.

Not Applicable.

E. Dilution.

Not Applicable

F. Expenses of the Issue.

Not Applicable

Item 10. Additional Information.

A. Share Capital.

Not Applicable

B. Memorandum and Articles of Association.

Incorporation

The Company was incorporated by registration of its memorandum in British Columbia. Canada, under Certificate of Incorporation number 200094 on November 16, 1979. The Company was continued under the laws of Yukon Territory by articles of continuance on August 11, 1995. In accordance with the Company's Articles of Continuance, the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Yukon Territory. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Yukon Territory.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the *Yukon Business Corporations Act* and in the Company's By-Laws, which were adopted and filed as of the date of its continuation into the Yukon Territory. They provide:

(a) A director is obliged to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such Director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b) The directors may, in the absence of an independent quorum, vote compensation to themselves;

(c) There are no limitations on the exercise by the directors of the Company's borrowing powers;

(d) There are no provisions for the retirement or non-retirement of directors under an age limit;

(e) There is no requirement for a director to hold any shares in the Company.

Rights and Restrictions Attached to the Shares

The Company's authorized capital consists of an unlimited number of Class "A" common shares without par value (the "Common Shares"). As all of the Company's authorized and issued shares are of one class, the Company's Articles of Continuation provide that all authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of two-thirds of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the board of directors. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the Company's issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company's Articles of Continuation do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company's Articles requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia and Ontario require disclosure of shareholdings by:

(a) insiders who are directors or senior officers of the Company and;

(b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C. Material Contracts.

Other than as already disclosed elsewhere in this Annual Report under the "Item 4 – Information on the Company", the Company has not entered into any material contracts during the prescribed time period.

D. Exchange Controls

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are also to be reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the outstanding voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2005 WTO Review Threshold is CDN$250,000,000 to be formally implemented with retroactive effect from January 1, 2005.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$250,000,000 (in 2005) for a WTO investor or a threshold of CDN$ 5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must forthwith notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E. Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who has carried on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations to it and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three years previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, or

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada.

United States Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Consequences" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it will be a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules. However, U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income."

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed properly to report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a "management company" or a "unit investment trust" or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. The FIC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended October 31, 2004, and that it will be a PFIC for the taxable year ending October 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date. The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F. Dividends and Paying Agents.

Not Applicable

G. Statement by Experts.

Not Applicable

H. Documents on Display.

Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company's solicitors, MacNeill Law, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. All of the documents referred to above are in English.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY'S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I. Subsidiary Information.

Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The effect of the foreign exchange risk on the Company's cash balances is discussed earlier in this Annual Report – see "Item 5 –Operating and Financial Review and Prospects – Operating Results – Fiscal year ended October 31, 2004 as compared to Fiscal year ended October 31, 2003".

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of the end of the period covered by this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company's disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the period covered by this Annual Report, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and the Board has determined that Bernard Vavala, the Chairman of the Board and the Chairman of the Audit Committee meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

During fiscal year 2003, the Company developed an Ethics and Conflict of Interest Policy, to reflect *inter alia* SEC rules, which Ethics and Conflict of Interest Policy was adopted by the board of directors. The Ethics and Conflict of Interest Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The Ethics and Conflict of Interest Policy addresses the following:

- compliance with all the laws and regulations identified therein, and with the OECD Guidelines for Multinational Enterprises;
- corporate opportunities and potential conflicts of interest;
- the quality of public disclosures;
- the protection and appropriate use of the Company's assets and resources;
- the protection of confidential information;
- fair behavior; and

- compliance with the Company's Insider Trading Policy;

A copy of the Ethics and Conflict of Interest Policy was filed with the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 2003 and is referred to as an exhibit in the Exhibit Index to this Annual Report and incorporated by reference. The Policy was amended on May 18, 2004, both to reflect the change in the Company's name and by inserting a new 2nd sentence into the penultimate paragraph of the Introduction, which paragraph now reads:

> "Each fiduciary is required to become familiar with and adhere to the Policy. Notwithstanding the foregoing, the Compliance Committee has the discretion to exempt from the requirements of any part or parts of the Policy, including the requirement to sign and return a copy of the Policy and the requirement to complete and submit a Conflict of Interest Questionnaire annually, any fiduciary who is an employee or agent of a federal, provincial, state, municipal or local government, parliament or legislature or any regulatory authority, agency, commission, board or affiliated entity of any government, parliament or legislature."

All interested investors may acquire a copy of our Ethics and Conflict of Interest Policy free of charge by sending electronic mail to the attention of investor relations on the Company's website at www.adastramin.com

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on April 28, 2004, the shareholders appointed KPMG LLP, Independent Registered Public Accounting Firm, ("KPMG"), to serve as the independent auditors for the 2004 fiscal year. KPMG acted as the Company's independent auditor for the fiscal years ended October 31, 2004 and 2003. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2004 and 2003, and breaks down these amounts by category of service in CDN$:

	Years ended October 31	
	2004	2003
Audit:	$113,087	$274,023
Audit Related:	$0	$0
Tax	$51,776	$11,500
All Other Fees	$0	$750
Total	$164,863	$286,273

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended October 31, 2004 or October 31, 2003.

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax planning and tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2003 fiscal year are related to specified procedures performed on historical write-offs on mineral properties incurred by the Company.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a *de minimus* exception before the completion of the engagement. In 2004, none of the fees paid to KPMG were approved pursuant to the *de minimus* exception. All services not specifically included within the scope of the audit were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements.

See the Financial Statements attached hereto and filed as part of this Annual Report.

The Company's Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 11 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Independent Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

For Audited Financial Statements for the years ended October 31, 2004, 2003 and 2002, see Item 19 below.

Item 18. Financial Statements.

Not Applicable

Item 19. Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Consolidated Financial Statements of the Corporation at October 31, 2004 as filed with the Canadian Securities Regulators.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Corporation

- Auditors' Report on Consolidated Financial Statements
- Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
- Consolidated Balance Sheets as of October 31, 2004 and October 31, 2003
- Consolidated Statements of Operations and Deficit for the years ended October 31, 2004, October 31, 2003 and October 31, 2002
- Consolidated Statements of Cash Flows for the years ended October 31, 2004, October 31, 2003 and October 31, 2002
- Notes to the Consolidated Financial Statements of the Corporation

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit

1.1[(1)] Memorandum and Articles of Incorporation dated November 16, 1979

1.2[(1)] Amended Memorandum and Articles of Incorporation dated August 2, 1983

1.3[(1)] Amended Memorandum and Articles of Incorporation dated March 11, 1987

1.4[1] Amended Memorandum and Articles of Incorporation dated June 29, 1993

1.5[1] Amended Memorandum and Articles of Incorporation dated August 8, 1995

1.6[1] Articles of Continuation and By-Laws dated August 11, 1995

1.7 Certificate of Amendment and Articles of Amendment dated May 11, 2004

4.1[2] Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996

4.2[2] Subscription and Joint Venture Agreement between America Mineral Fields Inc.., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998

4.3[2] Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998

4.4[2] Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998

4.5[2] Option Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000

4.6[2] Project Implementation Deed between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001

4.7[2] Deed of Compliance between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001

4.8[2] Joint Venture Agreement between Zinc Corporation of South Africa Limited ("Zincor") and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002

4.9[3] Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10[3] Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.11[3] Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)

4.12[3] Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13[5] Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004

8.1[4] List of Subsidiaries

11.1[6] Ethics and Conflict of Interest Policy (as amended)

12.1 Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.2 Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1 Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2002
(4) See List of Subsidiaries on page 20 of this Annual Report
(5) This exhibit was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.
(6) This exhibit (unamended) was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADASTRA MINERALS INC.
(Registrant)

/s/ Tim Read
Tim Read, CEO and Director

Date: January 31, 2005

Consolidated Financial Statements
(Expressed in United States dollars)

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Years ended October 31, 2004, 2003 and 2002



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Adastra Minerals Inc.

We have audited the consolidated balance sheets of Adastra Minerals Inc. (formerly America Mineral Fields Inc.) as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
December 17, 2004

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(g) to the financial statements. Our report to the shareholders dated December 17, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
December 17, 2004

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 16,264,314	$ 19,267,489
Amounts receivable and prepaid expenses	403,220	288,897
	16,667,534	19,556,386
Equipment (note 3)	84,609	25,709
Mineral properties (note 4)	12,129,625	2,483,404
Mineral property evaluation costs (note 5)	4,397,126	4,331,137
	$ 33,278,894	$ 26,396,636
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,553,688	$ 927,166
Non-controlling interest	8,750	-
Shareholders' equity:		
Share capital (note 6)	67,069,511	59,293,827
Contributed surplus (note 6(e))	4,776,785	2,095,310
Deficit	(40,129,840)	(35,919,667)
	31,716,456	25,469,470
	$ 33,278,894	$ 26,396,636

Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent event (note 4(a))

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

	2004	2003	2002
Administration costs:			
Amortization	$ 14,538	$ 17,065	$ 31,550
Bank charges and interest	5,154	5,781	7,027
Investor relations	326,860	196,929	115,669
Office and administration	372,510	321,650	284,909
Professional fees	290,033	372,336	306,560
Regulatory authorities filing fees	134,339	15,600	12,010
Salaries and wages	910,012	887,739	814,114
Stock-based compensation (note 6(d))	3,004,106	1,870,310	-
Transfer agent	15,217	11,528	12,005
Travel and accommodation	22,582	33,530	106,681
	5,095,351	3,732,468	1,690,525
Other:			
Interest income	(364,569)	(20,672)	(27,380)
Gain on sale of property, plant and equipment	-	(375)	(10,646)
Other income	-	(5,000)	(20,000)
Write-down of mineral properties (note 4(c))	-	-	1,824,127
Write-down of accounts receivable	-	-	5,799
Mineral property evaluation costs	906	4,021	45,151
Foreign exchange loss (gain)	(521,515)	(171,863)	25,498
	(885,178)	(193,889)	1,842,549
Loss for the year	(4,210,173)	(3,538,579)	(3,533,074)
Deficit, beginning of year	(35,919,667)	(32,381,088)	(28,848,014)
Deficit, end of year	$ (40,129,840)	$ (35,919,667)	$ (32,381,088)
Basic and diluted loss per share	$ (0.06)	$ (0.10)	$ (0.11)
Weighted average number of common shares outstanding	68,690,978	37,116,816	32,119,742

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

	2004	2003	2002
Cash provided by (used in):			
Operations:			
Loss for the year	$ (4,210,173)	$ (3,538,579)	$ (3,533,074)
Items not involving cash:			
Amortization	14,538	17,065	31,550
Gain on disposal of equipment	-	(375)	(10,646)
Stock-based compensation	3,004,106	1,870,310	-
Write-down of mineral properties	-	-	1,824,127
Write-down of accounts receivable	-	-	5,799
Changes in non-cash operating working capital:			
Decrease (increase) in amounts receivable and prepaid expenses	(114,323)	(89,014)	121,981
Increase (decrease) in accounts payable and accrued liabilities	626,522	609,886	(340,011)
	(679,330)	(1,130,707)	(1,900,274)
Investments:			
Purchase of equipment	(78,659)	(10,755)	(6,730)
Proceeds on sale of equipment	-	375	12,176
Expenditures on mineral properties	(9,415,523)	(1,647,028)	(1,637,721)
Proceeds on sale of mineral properties	-	-	275,000
Expenditures on mineral property evaluation costs, net	(65,486)	(60,065)	(108,109)
	(9,559,668)	(1,717,473)	(1,465,384)
Financing:			
Issue of share capital for cash, net	7,227,073	20,050,449	-
Investments by non-controlling interests	8,750	-	-
	7,235,823	20,050,449	-
Increase (decrease) in cash	(3,003,175)	17,202,269	(3,365,658)
Cash, beginning of year	19,267,489	2,065,220	5,430,878
Cash, end of year	$ 16,264,314	$ 19,267,489	$ 2,065,220

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

	2004	2003	2002
Supplementary information:			
Interest received, net	$ 364,569	$ 20,672	$ 27,380
Warrants and stock-based compensation issued for mineral property consulting (note 6(e)), being a non-cash financing and investing activity	225,980	225,000	-

See accompanying notes to consolidated financial statements.

1. Nature of operations:

Adastra Minerals Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995 and changed its name from America Mineral Fields Inc. to Adastra Minerals Inc. during the year ended October 31, 2004. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

A significant portion of the Company's assets and operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(a) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in Congo Mineral Developments Limited ("CMD") was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD. Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from May 31, 2002 forward. Amounts included in these consolidated financial statements related to the Company's interest in the CMD joint venture are cash used in investing activities of $517,851 during the year ended October 31, 2002.

(b) Foreign currency translation:

The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(c) Cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

(d) Equipment:

Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

Asset	Rate
Exploration equipment	20%
Office equipment	20%
Automobiles	25%

2. Significant accounting policies (continued):

(e) Mineral properties:

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The amounts shown for mineral properties represent costs incurred to date less write-downs and recoveries from third parties, and are not intended to reflect present or future values.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, "*Property, Plant and Equipment*", for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract 126, "*Accounting by Mining Enterprises for Exploration Costs*", ("EIC-126") states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 "*Enterprises in the Development Stage*" ("AcG 11") regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

2. Significant accounting policies (continued):

(e) Mineral properties (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are evaluated for impairment in accordance with the provisions of the CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*".

(f) Mineral property evaluation costs:

The Company capitalizes costs related to evaluation of specified major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future, and the potential for recovery of the capitalized costs. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

(g) Stock-based compensation:

The Company has a stock option plan which is described in note 6(d). Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

As a result of the amendment on September 16, 2003 to the stock option plan to allow cashless exercises of options (see note 6(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. Existing options that were modified due to the stock option plan amendment are accounted for as if they are a new grant and are included in this expense.

2. Significant accounting policies (continued):

(g) Stock-based compensation (continued):

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

(h) Income taxes:

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carryforwards, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. At October 31, 2004, the Company's net future income tax assets are fully offset by a valuation allowance.

(i) Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. However, diluted loss per share is the same as basic loss per share when the Company is in a loss position. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(j) Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of any valuation impairment of the mineral properties and projects and the determination of the existence and carrying value of future income tax assets and liabilities and the related valuation allowance. Actual results could differ from those estimates.

(Expressed in United States dollars)

3. Equipment:

2004		Cost		Accumulated amortization		Net book value
Exploration equipment	$	41,935	$	41,935	$	-
Office equipment		346,200		261,591		84,609
Automobiles		203,989		203,989		-
	$	592,124	$	507,515	$	84,609

2003		Cost		Accumulated amortization		Net book value
Exploration equipment	$	41,935	$	41,935	$	-
Office equipment		267,541		244,402		23,139
Automobiles		203,989		201,419		2,570
	$	513,465	$	487,756	$	25,709

4. Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2004	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, net, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404
Capital equipment	4,718	-	-	4,718
Consulting	1,830,284	6,233	-	1,836,517
Engineering	-	-	-	-
Exploration office and accounting	297,411	37,309	-	334,720
Geology	172,071	-	-	172,071
Interest received	(43,142)	-	-	(43,142)
Legal	628,422	137,222	-	765,644
Other	-	-	-	-
Salaries	853,780	136,674	-	990,454
Site management	8,777	-	-	8,777
Tailings Exploitation Rights	5,000,000	-	-	5,000,000
Travel	491,472	84,990	-	576,462
	9,243,793	402,428	-	9,646,221
Balance, October 31, 2004	$ 11,007,601	$ 1,122,023	$ 1	$ 12,129,625

(Expressed in United States dollars)

4. **Mineral properties (continued):**

2003	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, net, October 31, 2002	$ 196,687	$ 402,738	$ 1	$ 599,426
Capital equipment	26,347	1,084	-	27,431
Consulting	457,820	40,413	-	498,233
Engineering	12,091	-	-	12,091
Exploration office and accounting	112,554	18,979	-	131,533
Geology	27,452	23,573	-	51,025
Interest received	(3,084)	-	-	(3,084)
Legal	435,832	72,534	-	508,366
Other	3,097	659	-	3,756
Salaries	364,217	32,644	-	396,861
Site management	31,802	42,864	-	74,666
Travel	98,993	84,107	-	183,100
	1,567,121	316,857	-	1,883,978
Balance, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404

2002	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, October 31, 2001	$ 6,847,644	$ 100,251	$ 1,824,128	$ 8,772,023
Capital equipment	30,770	-	-	30,770
Consulting	86,866	62,358	-	149,224
Engineering	144,094	-	-	144,094
Exploration office and accounting	89,493	67,333	-	156,826
Geology	21,379	-	-	21,379
Interest received	(37,319)	-	-	(37,319)
Legal	343,640	84,968	-	428,608
Other	14,803	1,492	-	16,295
Salaries	529,262	17,096	-	546,358
Site management	73,722	-	-	73,722
Travel	52,333	69,240	-	121,573
	1,349,043	302,487	-	1,651,530
Write-off of mineral properties	-	-	(1,824,127)	(1,824,127)
Deferred, October 31, 2002	8,196,687	402,738	1	8,599,426
Deferred gain on contribution to joint venture	(8,000,000)	-	-	(8,000,000)
Balance, net, October 31, 2002	$ 196,687	$ 402,738	$ 1	$ 599,426

(a) Democratic Republic of Congo:

Since October 1998, CMD has signed and/or initialled various agreements with La Générale des Carrières et des Mines ("Gécamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Kolwezi Tailings Project (the "Project"). In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the "CoA") governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. ("KMT"), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

(Expressed in United States dollars)

4. Mineral properties (continued):

(a) Democratic Republic of Congo (continued):

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option. In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank it would be exercising in full its option to acquire 10% of KMT.

In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT. CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full), and Gécamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation) in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

(b) Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km^2 in the Cuango River floodplain and an adjacent exploitation licence ("Camutue") which comprises approximately 246 km^2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

(Expressed in United States dollars)

4. Mineral properties (continued):

(b) Angola (continued):

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called "Luminas") which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the United States has, however, been temporarily postponed pending the outcome of representations at senior government levels.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

(c) Zambia:

The Company held a prospecting licence, which covered approximately 950 km^2 in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company incurred a write down of the property of $1,824,127 to $1 during the year ended October 31, 2002 as it had not incurred any significant expenditures on the property since early in its 2000 fiscal year. The licence expired on January 28, 2004, and the Company has applied to extend the licence in respect of approximately 441 km^2. As at the date of these consolidated financial statements, the Company has not received confirmation of the extension.

(Expressed in United States dollars)

5. Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

	2004	2003	2002
Balance, beginning of year	$ 4,331,137	$ 4,269,478	$ 4,159,507
Capital equipment	503	-	-
Consulting	-	-	1,155
Exploration office and accounting	11,896	15,273	17,540
Legal	12,086	43,689	38,831
Salaries	40,055	41,689	47,419
Travel	1,449	11,008	5,026
	65,989	111,659	109,971
Contribution from joint venture partner	-	(50,000)	-
Balance, end of year	$ 4,397,126	$ 4,331,137	$ 4,269,478

Democratic Republic of Congo:

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

(Expressed in United States dollars)

5. Mineral property evaluation costs (continued):

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, otherwise the agreement will terminate.

6. Share capital:

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Number of shares		Amount
Balance, October 31, 2001	32,197,355	$	39,243,378
Shares released from escrow and returned to treasury	(64,535)		-
Balance, October 31, 2002	32,132,820		39,243,378
For private placement, net of issuance costs (*i*)	4,000,000		1,187,892
For prospectus, net of issuance costs (*ii*)	25,212,000		18,470,503
For warrants exercised (*i*)	700,000		392,054
Balance, October 31, 2003	62,044,820		59,293,827
For warrants exercised (*i*)	3,300,000		1,877,480
For broker warrants exercised (*ii*)	1,260,600		1,049,512
For private placement, net of issuance costs (*iii*)	3,500,000		4,192,635
For options exercised conventionally (note 6(d))	225,000		256,161
For options exercised cashlessly (note 6(d))	405,505		399,896
Balance, October 31, 2004	70,735,925	$	67,069,511

(Expressed in United States dollars)

6. Share capital (continued):

(b) Issued (continued):

(*i*) In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. A cash finder's fee of 5% of the financing was paid. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants were to expire after five years, but were subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. This was triggered in December 2003, with the accelerated expiry date being February 2, 2004. 700,000 of these warrants were exercised in September 2003, for proceeds of CDN$525,000; and the remaining 3,300,000 were exercised during the year ended October 31, 2004 prior to the accelerated expiry date for proceeds of CDN$2,475,000.

(*ii*) In September 2003, the Company completed a prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. All of these broker warrants were exercised during the year ended October 31, 2004.

(*iii*) In January 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

(c) Share purchase warrants:

Balance, October 31, 2003	Issued	Expired	Exercised	Balance, October 31, 2004	Exercise price $CDN	Expiry date
3,550,000	-	(3,550,000)	-	-	CDN$3.50	October 4, 2004 or earlier in certain circumstances
3,300,000	-	-	(3,300,000)	-	CDN$0.75	February 2, 2004
1,260,600	-	-	(1,260,600)	-	CDN$1.10	September 25, 2004
1,647,836	31,820	-	-	1,679,656	CDN$0.75	February 12, 2008
9,758,436	31,820	(3,550,000)	(4,560,600)	1,679,656		

(Expressed in United States dollars)

6. Share capital (continued):

(c) Share purchase warrants (continued):

Balance, October 31, 2002	Issued	Exercised	Balance, October 31, 2003	Exercise price $CDN	Expiry date
3,550,000	-	-	3,550,000	CDN$3.50	October 4, 2004 or earlier in certain circumstances
-	4,000,000	(700,000)	3,300,000	CDN$0.75	February 2, 2004
-	1,260,600	-	1,260,600	CDN$1.10	September 25, 2004
-	1,647,836	-	1,647,836	CDN$0.75	February 12, 2008
3,550,000	6,908,436	(700,000)	9,758,436		

During the year ended October 31, 2003, the Company granted each of the IFC and the IDC (see note 4(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants has to date increased by 15,910 each as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 25,026 shares assuming all share purchase entitlements existing at February 12, 2003 that currently remain outstanding are exercised in full.

Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement and a further 258,313 warrants vested for each during the year ended October 31, 2004. The remaining warrants vest in one tranche upon reaching a certain milestone in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the year ended October 31, 2003 had an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. The warrants vested during the year ended October 31, 2004 have an estimated value of $197,313 assuming an expected life of 3.83 years, volatility of 130%, no dividend yield, and a risk free interest rate of 2.28%. These fair value amounts are included in consulting costs deferred in mineral properties and in contributed surplus.

(d) Share options:

On January 12, 1998 the Company adopted a stock option plan (the “Plan”), which was subsequently amended on April 29, 1999, on September 16, 2003, and on April 28, 2004. Under the Plan, the Board has sole discretion to award up to 13,100,000 options to directors and employees.

(Expressed in United States dollars)

6. Share capital (continued):

(d) Share options (continued):

The Plan states that:

- the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company's issued and outstanding share capital;
- the issuance to any one insider and such insider's associates, within a one year period, of a number of shares cannot exceed 5% of the Company's issued and outstanding share capital;
- the option exercise price shall not be less than the market value of the Company's shares at the date of grant; and
- the maximum term of options granted is 10 years.

Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the "Designated Shares"), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

Details of options granted are as follows:

	Number of options	Weighted average price (CDN$)
Balance, October 31, 2002	2,270,000	$ 0.98
Granted	886,000	0.89
Cancelled / expired	(225,000)	(2.29)
Balance, October 31, 2003	2,931,000	0.85
Granted	4,335,000	1.74
Exercised	(1,065,000)	0.98
Cancelled / expired	(75,000)	1.63
Balance, October 31, 2004	6,126,000	1.46

(Expressed in United States dollars)

6. Share capital (continued):

(d) Share options (continued):

The following table summarizes information about the stock options outstanding at October 31, 2004:

Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)
$0.60	940,000	0.95 years	$ 0.60
$0.75	586,000	3.47 years	0.75
$1.21	275,000	3.93 years	1.21
$1.40	30,000	4.22 years	1.40
$1.50	610,000	4.06 years	1.50
$1.60	250,000	4.95 years	1.60
$1.80	3,435,000	4.49 years	1.80
	6,126,000	3.80 years	$ 1.46

As at October 31, 2004, 3,961,000 options were vested with a weighted average exercise price of CDN$1.30. Options vest at various dates over their period of grant.

In November 2003, a total of 40,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 20,991 shares. In addition, a total of 115,000 options were exercised in the conventional manner for total proceeds of CDN$69,000.

On November 24, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring on November 23, 2008. A total of 430,000 options vested immediately on granting. The remaining 180,000 options vested on November 24, 2004.

On January 21, 2004, the Company granted 40,000 options exercisable at CDN$1.40 per share expiring on January 20, 2009. 20,000 options vested immediately and the balance will vest on January 21, 2005.

In April 2004, a total of 110,000 options were exercised in the conventional manner for total proceeds of CDN$74,000. In addition, a total of 800,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 384,514 shares. On April 30, 2004, the Company granted 3,435,000 options exercisable at CDN$1.80 per share expiring on April 29, 2009. A total of 1,717,500 vested immediately, and the balance will vest on April 30, 2005.

On October 13, 2004, the Company granted 250,000 options exercisable at CDN$1.60 per share expiring on October 12, 2009. A total of 45,000 options have vested, and the remaining 205,000 vest on achieving various milestones related to the Kolwezi Tailings Project.

(Expressed in United States dollars)

6. Share capital (continued):

(d) Share options (continued):

The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 3.44% (2003 - 2.23% to 2.86%), a dividend yield of nil, an expected volatility ranging from 105% to 133% (2003 - 116% to 140%), and expected lives of stock options ranging from three years to three and a half years (2003 - six months to three and a half years). The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

(e) Contributed surplus:

Granting of IFC and IDC warrants (note 6(c))	$	225,000
Stock-based compensation (note 6(d))		1,870,310
Balance, October 31, 2003		2,095,310
Granting of IFC and IDC warrants (note 6(c))		197,313
Stock-based compensation (note 6(d))		3,004,106
Stock-based compensation included in consulting costs deferred in mineral properties		28,667
Transferred to share capital on exercise of stock options for cash		(148,715)
Transferred to share capital on cashless exercise of stock options		(399,896)
Balance, October 31, 2004	$	4,776,785

(Expressed in United States dollars)

7 Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2004 is estimated as follows:

Future income tax assets:		
Non-capital loss carry forwards	$	805,000
Capital losses		384,000
Deferred mineral property expenditures		7,306,000
Property, plant and equipment		137,000
Share issue costs		220,000
Total gross future income tax asset, before valuation allowance		8,852,000
Valuation allowance		(8,852,000)
Net future income tax assets	$	-

The Company has non-capital losses carried forward in Canada of approximately $1.9 million, which are available to reduce future years' income for income tax purposes and expire in 2014, and capital losses of $2.0 million which are available indefinitely but can only be utilized against capital gains.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period.

8. Related party transactions:

During the year ended October 31, 2004, the Company has paid or accrued an aggregate of $160,206 (2003 - $90,621; 2002 - $99,958) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2003 - nil; 2002 - nil) for consulting services to a non-executive director and has accrued $5,000 (2003 - nil; 2002 - nil) for consulting services to a company in which a director has an interest.

During the year ended October 31, 2002, the Company completed the sale of the Santo Inacio mineral property to a then significant shareholder for proceeds of $9,000 and a reimbursement of $4,316 of costs associated with the sale.

(Expressed in United States dollars)

9. Segmented information:

The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenue of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

	2004	2003
Democratic Republic of Congo	$ 15,448,141	$ 6,103,447
Angola	1,122,023	719,595
Zambia	1	1
United Kingdom	41,195	17,207
	$ 16,611,360	$ 6,840,250

10. Commitments and contingencies:

In addition to commitments and contingencies disclosed elsewhere in these consolidated financial statements, the Company is subject to the following items:

(a) Commitments:

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to March 2008. The following table lists as of October 31, 2004 information with respect to the operating leases:

2005	$ 163,000
2006	130,000
2007	95,000
2008	31,000
	$ 419,000

The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

(Expressed in United States dollars)

10. Commitments and contingencies (continued):

(b) Contingency:

The Company agreed when it acquired IDAS (note 4(b)) to assume certain liabilities claimed by the former IDAS shareholders, subject to their verification by audit, agreement or arbitration. Certain of the Company's shares were issued to the former IDAS shareholders, as an advance payment on such debt and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for part of this debt, the Company has disputed a significant portion of the amount claimed as owing to the former IDAS shareholders.

As at October 31, 2004, 13,078 shares of the Company issued to settle this debt are held in escrow (2003 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2003 - $246,000) as the Company has not been able to verify the debts.

11. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

(a) Stock-based compensation:

For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 6(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $3,004,106 for the year ended October 31, 2004 (2003 - $1,870,310; 2002 - nil).

For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method. Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, options to employees granted or modified after January 18, 2001, including those having the cashless exercise feature, are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. This comprises all options the Company has outstanding at October 31, 2004. The effect of variable option accounting is that compensation expense is recorded in each period for these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. The stock-based compensation expense in respect of variable options under US GAAP, for the year ended October 31, 2004, would be $138,409 (2003 - $828,220). As the market price at October 31, 2002 was not greater than the exercise price of these options, the compensation expense for the year ended October 31, 2002 for these options is nil for US GAAP purposes.

(Expressed in United States dollars)

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(a) Stock-based compensation (continued):

Stock options granted to non-employees for services rendered to the Company have been accounted for under US GAAP commencing with the Company's 1997 fiscal year based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. This method is consistent with the method used by the Company under Canadian GAAP commencing November 1, 2002. The additional stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was nil for the year ended October 31, 2002 and was a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2002.

The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in a reduction in stock-based compensation expense of $2,865,697 for the year ended October 31, 2004 (2003 - $1,042,090 reduction; 2002 - no change), and a cumulative reduction of $3,702,234 as at October 31, 2004 (2003 - $836,537 reduction).

With respect to escrowed shares, US GAAP generally considers escrowed shares releasable based on individual or corporate performance to be a compensatory arrangement between the Company and an officer, employee or director who is the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow. 375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and, therefore, their fair value of $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

(b) Proportionate consolidation:

US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see note 2(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has prescribed the disclosure of certain information with respect to the joint venture. This information is set out in note 2(a).

(Expressed in United States dollars)

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(c) Impairment of long-lived assets and long-lived assets to be disposed of:

US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property evaluation, exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(d) Shareholder contributions:

During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders' equity, this difference is not presented separately in the attached tables.

(e) Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

(*i*) Assets:

	2004	2003
Assets, under Canadian GAAP	$ 33,278,894	$ 26,396,636
Adjustment for mineral properties and mineral property evaluation costs	(16,526,751)	(6,814,540)
Assets, under US GAAP	$ 16,752,143	$ 19,582,096

(Expressed in United States dollars)

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e) Reconciliation (continued):

(ii) Share capital and contributed surplus:

	2004	2003
Share capital and contributed surplus, under Canadian GAAP	$ 71,846,296	$ 61,389,137
Adjustment for stock-based compensation (a)	(3,702,234)	(836,537)
Adjustment for escrow shares (a)	1,593,989	1,593,989
Share capital and contributed surplus, under US GAAP	$ 69,738,051	$ 62,146,589

(iii) Deficit:

	2004	2003
Deficit, under Canadian GAAP	$ (40,129,840)	$ (35,919,667)
Adjustment for stock-based compensation (a)	3,702,234	836,537
Adjustment for escrow shares (a)	(1,593,989)	(1,593,989)
Adjustment for mineral properties and mineral property evaluation costs (c)	(16,526,751)	(6,814,540)
Deficit, under US GAAP	$ (54,548,346)	$ (43,491,659)

(iv) Loss and loss per share for the year:

	Years ended October 31,		
	2004	2003	2002
Loss for the year, under Canadian GAAP	$ (4,210,173)	$ (3,538,579)	$ (3,533,074)
Adjustment for stock-based compensation (a)	2,865,697	1,042,090	-
Adjustment for mineral properties and mineral property evaluation costs (c)	(9,712,210)	(1,945,637)	1,214,982
Loss for the year, under US GAAP	$ (11,056,686)	$ (4,442,126)	$ (2,318,092)
Basic and diluted loss per share, under US GAAP	$ (0.16)	$ (0.12)	$ (0.07)
Weighted average number of common shares outstanding	68,690,978	37,116,816	32,119,742

(Expressed in United States dollars)

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e) Reconciliation (continued):

(*v*) Cash used in operating activities:

	Years ended October 31,		
	2004	2003	2002
Cash used in operating activities, under Canadian GAAP	$ (679,330)	$ (1,130,707)	$ (1,900,274)
Mineral properties and mineral property evaluation costs (c)	(9,481,009)	(1,707,093)	(1,470,830)
Cash used in operating activities, under US GAAP	$ (10,160,339)	$ (2,837,800)	$ (3,371,104)

(*vi*) Cash used in investing activities:

	Years ended October 31,		
	2004	2003	2002
Cash used in investing activities, under Canadian GAAP	$ (9,559,668)	$ (1,717,473)	$ (1,465,384)
Mineral properties and mineral property evaluation costs (c)	9,481,009	1,707,093	1,470,830
Cash provided by (used in) investing activities, under US GAAP	$ (78,659)	$ (10,380)	$ 5,446

Exhibit Index

Exhibit

1.1[1] Memorandum and Articles of Incorporation dated November 16, 1979

1.2[1] Amended Memorandum and Articles of Incorporation dated August 2, 1983

1.3[1] Amended Memorandum and Articles of Incorporation dated March 11, 1987

1.4[1] Amended Memorandum and Articles of Incorporation dated June 29, 1993

1.5[1] Amended Memorandum and Articles of Incorporation dated August 8, 1995

1.6[1] Articles of Continuation and By-Laws dated August 11, 1995

1.7 Certificate of Amendment and Articles of Amendment dated May 11, 2004

4.1[2] Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996

4.2[2] Subscription and Joint Venture Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998

4.3[2] Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998

4.4[2] Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998

4.5[2] Option Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000

4.6[2] Project Implementation Deed between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001

4.7[2] Deed of Compliance between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001

4.8[2] Joint Venture Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002

4.9[3] Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10[3] Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.11[3] Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)

4.12[3] Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13[5] Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004

8.1[4] List of Subsidiaries

11.1[6] Ethics and Conflict of Interest Policy (as amended)

12.1 Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.2 Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1 Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2002
(4) See List of Subsidiaries on page 20 of this Annual Report
(5) This exhibit was previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2003.
(6) This exhibit (unamended) was previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2003.

Yukon Community Services Logo

Exhibit 1.7

BUSINESS CORPORATIONS ACT
FORM 5

Certificate of Amendment

ADASTRA MINERALS INC.

I hereby certify that the articles of the above-mentioned corporation were amended:

- under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.
- Under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

x under section 179 of the Business Corporations Act as set out in the attached Articles of Amendment.

- under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization
- under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.

[seal]

/s/ signed
M. Richard Robert
Registrar of Corporations

Corporate Access Number: 30677
Date of Amendment: 2004-05-11

YUKON
BUSINESS CORPORATIONS ACT
(Sections 30 and 179)

Form 5-01
ARTICLES OF AMENDMENT

---

1. Name of Corporation

AMERICA MINERAL FIELDS INC.

---

2. The Articles of the above-named Corporation were amended pursuant to a Court order:

Yes__ No XX

---

3. The Articles of Incorporation are amended as follows:

1. Name of Corporation

The name of the Corporation has been changed from America Mineral Fields Inc. to **Adastra Minerals Inc.**

---

4. Date: May 10, 2004

Signature: ____/s/ Paul MacNeill____ Title: Director

FILED
May 11, 2004
Deputy Registrar of Corporations

Exhibit 11.1

Ethics and Conflict of Interest Policy

17 June, 2003, as amended 18 May, 2004

Introduction

Adastra Minerals Inc. (the "Company") and its affiliates (together, the "Group") expect each of their directors and officers (the "fiduciaries") to act ethically and with the greatest integrity. The Group's fiduciaries have an obligation to avoid potential ethical, legal, financial and other conflicts of interest and to refrain from making personal profits from their positions.

A conflict of interest exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group.

One of the purposes of this document (the "Policy") is to assist the Group and its fiduciaries in identifying potential conflicts of interest and to establish a procedure to deal with them. As such, the Policy is intended for the benefit of both the individual and the Group. If properly observed, in appropriate circumstances, the Policy will allow a contract to be treated as valid and binding even though a fiduciary has or may have a conflict of interest with respect to it.

Since the possibilities for conflict of interest are almost limitless and cannot all be covered in procedures, the Group's fiduciaries are expected to conduct themselves at all times with the highest ethical standards in a manner that will bear the closest scrutiny, and are responsible for seeking appropriate guidance before embarking on activities that might be questionable.

The Policy is intended to comply with the procedure prescribed in the *Business Corporations Act* (Yukon) (the "Act"). In the event there is an inconsistency between the requirements and procedures prescribed herein and those in the Act, the Company's articles of continuance or by-laws or any existing agreement between the Company and any of its fiduciaries, then the Act, articles of continuance or by-laws or agreement will prevail. If there is an inconsistency between the requirements and procedures prescribed herein and those in the legislation governing a corporate affiliate of the Company, the affiliate's constating documents or any existing agreement between the affiliate and the fiduciary, then the legislation, constating documents or agreement will prevail.

The Policy is also intended to comply with the requirements of the U.S. Securities and Exchange Commission as mandated by the Sarbanes-Oxley Act of 2002, the requirements of the stock exchanges and on which the Company's securities are listed for trading from time to time and the corresponding listing authorities and the United Kingdom's Combined Code – Principles of Good Governance and Code of Best Practise.

Each fiduciary is required to become familiar with and adhere to the Policy. Notwithstanding the foregoing, the Compliance Committee has the discretion to exempt from the requirements of any part or parts of the Policy, including the requirement to sign and return a copy of the Policy and the requirement to complete and submit a Conflict of Interest Questionnaire annually, any fiduciary who is an employee or agent of a federal, provincial, state, municipal or local government, parliament or legislature or any regulatory authority, agency, commission, board or affiliated entity of any government, parliament or legislature.

A fiduciary should notify the Company of any concerns or difficulties in interpretation or application of the Policy. The Policy is subject to modification and further development in light of the Group's ongoing experience with it. The Group reserves the right unilaterally to amend the Policy and any of its provisions without advance notification. A copy of any amendment to the Policy will be delivered to each fiduciary. In addition, the Group reserves the right to use discretion when applying the Policy in particular instances.

The Policy

Article 1 – Definitions

1.1 Definitions.

(a) Act. "Act" means the *Business Corporations Act* (Yukon).

(b) Affiliate. The word "affiliate" has the meaning given to it under Section 2 of the Act, as set out on Appendix 1.

(c) Applicable Laws. "Applicable Laws" means all applicable federal, provincial, state, municipal or local government laws, statutes, rules, by-laws and regulations, and all applicable official rules, policies, notices, directives, orders, judgments and decrees of Governmental Bodies.

(d) Board. "Board" means the board of directors of the Company.

(e) Company. "Company" means Adastra Minerals Inc.

(f) Conflict of Interest. Subject to paragraph 1.2 below, a "conflict of interest" exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group. Without limiting the generality of the foregoing, and subject to paragraph 1.2 below, the following circumstances constitute a conflict of interest:

(i) a contract or proposed contract between a member of the Group and a fiduciary or a family member of a fiduciary;

(ii) a contract or proposed contract in which a member of the Group is or is proposed to be a party, and (A) in which a fiduciary or a family member of a fiduciary has, other than by reason solely of his or her relationship with the Group, a direct or indirect material financial interest; or (B) one of the other parties to the contract or proposed contract is an entity in or for which a fiduciary or a family member of a fiduciary is a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative;

(iii) a fiduciary directly or indirectly competing with a member of the Group;

(iv) a fiduciary directly or indirectly (i) having a material financial interest in; (ii) serving as a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative of or to; (iii) advising, lending money to or guaranteeing the debts or obligations of; or (iv) permitting his or her name to be used or employed by or associated with, an entity that competes with a member of the Group;

(v) a fiduciary or a family member of a fiduciary demanding, accepting or offering or agreeing to accept a direct or indirect commission, reward, advantage, benefit, gift, entertainment or other favour from any individual or entity that:

(i) does or is seeking to do business with a member of the Group, or

(ii) has received, is receiving or is seeking to receive a loan or investment, or secure other financial commitments from a member of the Group,

under circumstances where it reasonably might be inferred that such action was intended to influence or might influence the fiduciary in the performance of his or her duties. This does not preclude the acceptance of items of nominal or insignificant value or entertainment of nominal or insignificant value, which are not related to any particular transaction or activity of the Company or any of its affiliates; and

(vi) a fiduciary engaging in any business or transaction or having a material financial interest or other personal interest that is incompatible with the discharge of the fiduciary's duties and responsibilities.

(g) Director. A "director" means a director of the Company or any of its affiliates.

(h) Family Member. A "family member" is a spouse (including a common law spouse), domestic partner, parent, child, sibling or a spouse of a child or sibling.

(i) Fiduciaries. The "fiduciaries" are the directors and officers of the Company and its affiliates and a "fiduciary" is any one such individual.

(j) Governmental Bodies. A "Governmental Body" or "Governmental Bodies", as the case may be, is any federal, provincial, state, municipal or local government, parliament, legislature or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or, without limitation to the foregoing, any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks, and any stock exchange, inter-dealer quotation network or other organized trading facility or securities regulatory body), having or purporting to have jurisdiction in the relevant circumstances, or any person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

(k) Group. "Group" means the Company and its affiliates.

(l) Material Financial Interest. A "material financial interest" includes a material ownership or investment interest as well as a compensation arrangement.

(m) Permitted Conflict. A "Permitted Conflict" includes the following:

(i) a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for a member of the Group in a professional advisory capacity;

(ii) a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for an entity that competes with a member of the Group in a professional advisory capacity;

(iii) an arrangement by way of security for money lent to or obligations undertaken by a fiduciary, or by an entity in which he or she has an interest, for the benefit of a member of the Group;

(iv) a contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of a member of the Group;

(v) a contract between a member of the Group and a fiduciary for indemnity or insurance; and

(vi) a conflict of interest or potential conflict of interest that results from a contract between two different members of the Group.

(n) Policy. "Policy" means this Ethics and Conflict of Interest Policy.

(o) Unrelated. A director is "unrelated" if he or she is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Group, other than interests and relationships arising from shareholding. For the purposes of this definition, a consulting, advisory or other compensatory fee received by a director from a member of the Group solely in the director's capacity as a member of a board of directors, the Company's Audit Committee or any other committee of a board of directors, shall be deemed not to be an interest which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Group.

1.2 Exclusions.

Notwithstanding anything else contained in the Policy, no conflict of interest will exist solely by virtue of:

(a) a fiduciary directly or indirectly holding any class of publicly traded securities of:

(i) an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

(ii) an entity that competes with a member of the Group,

provided that the fiduciary, alone or in conjunction with any other individual or entity, does not directly or indirectly hold more than 1% of the securities of any such class; or

(b) an investment in:

(i) an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

(ii) an entity that competes with a member of the Group,

by a mutual fund, pension or other institutional investment over which a fiduciary and his or her family members has no control.

Article 2 – General Duties

2.1 Good Faith.

When discharging his or her duties and responsibilities to the Company or another member of the Group, a fiduciary must at all times act in good faith, responsibly and with due care and diligence. A fiduciary must strive to ensure that his or her independent judgment is not compromised.

2.2 Corporate Assets.

A fiduciary must strive to protect the Group's assets and resources. A fiduciary must use any corporate assets and resources employed by the fiduciary or entrusted with the fiduciary in a responsible manner.

2.3 Advance Interests.

A fiduciary must act to advance the Group's legitimate interests when the opportunity arises.

2.4 Fair Dealing.

A fiduciary must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practise.

Article 3 – Disclosure of Conflict

3.1 Disclosure of Conflict.

A fiduciary who has a conflict of interest or potential conflict of interest, or who is unsure as to whether a conflict of interest or potential conflict of interest exists, must disclose in writing to the Compliance Committee the nature and extent of the actual or possible conflict of interest or potential conflict of interest. The disclosure must be made forthwith after the fiduciary becomes aware of the actual or possible conflict of interest or potential conflict of interest and in sufficient detail and form as to afford the Compliance Committee an understanding of the relevant facts.

The Compliance Committee will review any disclosure made in accordance with this paragraph 3.1 as well as any disclosure made in any Conflict of Interest Questionnaire and determine whether it reasonably requires additional information. If a request for additional information is reasonably made, the fiduciary must provide it to the Compliance Committee forthwith.

Provided a conflict of interest or potential conflict of interest is found to exist, then as soon as the Compliance Committee has completed its review, and in any event within 15 days following the date of initial disclosure, the Compliance Committee will report to the Board with its findings and its recommendations.

Within five days of receiving a report from the Compliance Committee, the Board will issue a written directive to the fiduciary advising the fiduciary of the findings of the Compliance Committee and the steps that the Board requires the fiduciary to take. In general, the directives will follow the guidelines established under Article 4 of the Policy. However, the Group reserves the right to use discretion when applying the guidelines in any particular instance.

In addition, fiduciaries must ensure they satisfy the disclosure requirements of section 122 of the Act (or the requirements of equivalent legislation governing them), a copy of which is attached as Appendix 1.

Article 4 - General Conflicts Guidelines

4.1 Avoidance of Conflicts of Interest.

Unless otherwise provided herein, a fiduciary must structure his or her activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from his or her position. A fiduciary must act at all times with honesty and integrity and refrain from using corporate assets, information, opportunities or the fiduciary's position for personal gain or taking for himself or herself personally opportunities that are discovered through the use of corporate assets, information, opportunities or the fiduciary's position.

4.2 Prohibition.

As a general rule, fiduciaries are prohibited from engaging in any activity described under sections 1.1(f)(iii), (iv), (v) or (vi) above, unless the activity is a Permitted Conflict.

4.3 Approval of Proposed Contracts.

As a general rule, a board of directors of the Group should not approve a proposed contract that places a fiduciary in a conflict of interest, unless the conflict of interest is a Permitted Conflict or one of the following two exceptions applies:

1. the proposed contract provides no benefit, or only minimal benefit, to the fiduciary or to the relevant family member of the fiduciary; or

2. the benefit to the relevant member of the Group is such that the conflict of interest should be tolerated.

Even if one of the foregoing two exceptions applies, the proposed contract should not be approved unless:

(a) overall, the contract is fair and reasonable and in the best interests of the relevant member of the Group;

(b) the board of directors has made reasonable inquiries and has received information in response confirming there is no alternative to the contract that is both reasonable and as favourable to the relevant member of the Group; and

(c) tolerating the conflict will not impair public confidence in the Company or any other member of the Group or their reputations.

Notwithstanding anything to the contrary, no board of directors of the Group will directly or indirectly extend or maintain credit or arrange for an extension of credit or renew an extension of credit, in the form of a personal loan, to or for any fiduciary of the Company or another member of the Group.

4.4 Board Meetings.

As a general rule, if a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, including a Permitted Conflict that relates to the director's own remuneration, that director will not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and to respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote. The director will not vote on any resolution to approve the proposed contract and will not be present in the meeting room when the vote is taken, unless the vote is by secret ballot.

The foregoing does not apply if the conflict of interest or potential conflict of interest is a Permitted Conflict, other than a Permitted Conflict that relates to the director's own remuneration.

Article 5 – Committees

5.1 Compliance Committee.

To administer and monitor compliance with the Policy, the Board will create a committee on ethics and conflicts of interest (the "Compliance Committee"), to consist of at least two non-executive directors who are unrelated to the Company and its affiliates. The Compliance Committee will require each fiduciary to review a copy of the Policy and acknowledge in writing that he or she has done so and agrees to comply with it. The Compliance Committee will also require each fiduciary to complete and submit a Conflict of Interest Questionnaire annually.

5.2 Other Committees.

To minimise the potential for such issues and to comply with Applicable Laws, the Board will also ensure that an Audit Committee, Compensation Committee and Nominating Committee of the Board are put in place, that appropriate mandates, internal controls, policies and procedures are developed for each such committee and that the mandates, internal controls, policies and procedures comply with Applicable Laws.

5.3 Audit Committee.

The Company's Audit Committee will be composed of at least three non-executive directors of the Company who are unrelated to the Company and its affiliates. All of the members must be financially literate and at least one must be a financial expert. Members of the Audit Committee must not accept, other than for service on the Audit Committee, the Board or another committee of the Board, any consulting, advisory or other compensatory fee from the Company or another member of the Group.

5.4 Compensation Committee.

The Compensation Committee will be composed of at least two non-executive directors of the Company who are unrelated to the Company and its affiliates. The Compensation Committee, in consultation with the Chairman and Chief Executive Officer of the Company, will make recommendations to the Board on the Group's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, will be determined by the Board.

5.5 Nominating Committee.

The Nominating Committee will be composed of at least two non-executive directors of the Company who are unrelated to the Company and its affiliates. The Nominating Committee will be responsible for proposing to the Board new nominees to the Group's boards of directors. The Nominating Committee will also be responsible for assessing directors on an ongoing basis.

Article 6 - Confidential Information

6.1 Confidential Information.

Each fiduciary will exercise care not to disclose confidential information acquired in connection with his or her position or information the disclosure of which might be adverse to the interests of the Company or another member of the Group. No fiduciary will disclose or use information relating to the business of the Company or another member of the Group for the personal profit or advantage of the fiduciary or a family member of the fiduciary.

Article 7 – Compliance with Laws and Policies

7.1 Compliance with Laws and Policies.

Each fiduciary must:

(a) comply with all Applicable Laws, including, without limitation, insider trading and tipping laws, the *Corruption of Foreign Officials Act* (Canada), the *Foreign Corrupt Practices Act* (United States) and the *Anti-Terrorism Act* (United Kingdom);

(b) observe the OECD Guidelines for Multinational Enterprises;

(c) comply with all applicable policies and procedures established from time to time by the Company or another member of the Group including, without limitation, policies and procedures with respect to protection of material, non-public and other confidential information, prevention of insider trading and tipping and pre-clearance of trades of the Company's securities; and

(d) comply with all applicable corporate governance mandates, internal controls, policies and procedures developed or adopted by a board of directors of the Group or a committee of a board of directors of the Group from time to time.

7.2 Responsibilities of the Directors.

The directors are responsible, collectively and individually, for the Group's compliance with Applicable Laws. A director must disclose without delay all information that the Company or another member of the Group needs in order to comply with Applicable Laws, insofar as that information is known to the director or could with reasonable diligence be ascertained by the director. Whenever appropriate, directors are required to seek advice from the Group's advisors regarding the Group's compliance with Applicable Laws and take that advice into account.

Article 8 – Additional Provisions for Financial Officers

8.1 Additional Provisions for Financial Officers.

The Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function, are also required to adhere to the provisions set out in Appendix 2 to the Policy, which forms a part of the Policy.

Article 9 – Violation of Policy or Directive

9.1 Report Violations.

Individuals are strongly encouraged to speak with a member of the Compliance Committee about any possible violation of the Policy and to report any actual violation of the Policy or any other illegal or unethical behaviour. With the exception of violations of Appendix 2 of the Policy, the report should be made to the Compliance Committee. With respect to violations of Appendix 2 of the Policy, the report should be made to the Audit Committee. Upon receiving a report, the Compliance or Audit Committee, as applicable, will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate disciplinary and corrective action.

To the extent practicable, all reports will be kept confidential. The Group will not condone any retaliation for a report made in good faith.

9.2 Failure to Disclose Conflict of Interest.

If the Compliance Committee has reasonable cause to believe that a fiduciary has failed to disclose a conflict of interest or potential conflict of interest, it will inform the fiduciary of the basis for such belief and afford the fiduciary an opportunity to explain the alleged failure to disclose.

If, after hearing the response of the fiduciary and making such further investigation as may be warranted in the circumstances, the Compliance Committee determines that the fiduciary has in fact failed to disclose an actual or potential conflict of interest, it will recommend to the Board appropriate disciplinary (not excluding the possibility of summary dismissal) and corrective action.

9.3 Violation of Policy or Board Directive.

The violation of the Policy including any directive issued by the Board, is a serious matter and, in addition to any fines or penalties imposed under Applicable Laws, may constitute cause for the removal or dismissal of a fiduciary.

Acknowledgement

Please sign and return to the Company the duplicate copy of the Policy to indicate that you have read it and that you agree to comply with it. Please retain the original copy for your files.

Date:______________________

____
Signature

____
Name

Appendix 1

Section 2 of the *Business Corporations Act* (Yukon)

2.(1) For the purposes of this Act,

(a) one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and

(b) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

(2) For the purposes of this Act, a body corporate is controlled by a person if

(a) securities of the body corporate to which are attached more than 50 percent of the votes that may be cast to elect directors of the body corporate are held, other than by way of security only, by or for the benefit of that person, and

(b) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate.

(3) For the purposes of this Act, a body corporate is the holding body corporate of another if that other body corporate is its subsidiary.

(4) For the purposes of this Act, a body corporate is a subsidiary of another body corporate if

(a) it is controlled by

(i) that other,

(ii) that other and one or more bodies corporate, each of which is controlled by that other, or

(iii) two or more bodies corporate, each of which is controlled by that other, or

(b) it is a subsidiary of a body corporate that is that other's subsidiary.

Section 122 of the *Business Corporations Act* (Yukon)

122.(1) A director or officer of a corporation who

(a) is a party to a material contract or proposed material contract with the corporation, or

(b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation,

shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

(2) The disclosure required by subsection (1) shall be made, in the case of a director,

(a) at the meeting at which a proposed contract is first considered,

(b) if the director was not interested in a proposed contract at the time of the meeting referred to in paragraph (a), at the first meeting after he becomes so interested,

(c) if the director becomes interested after a contract is made, at the first meeting after he becomes so interested, or

(d) if a person who is interested in a contract later becomes a director, at the first meeting after he becomes a director.

(3) The disclosure required by subsection (1) shall be made, in the case of an officer who is not a director,

(a) forthwith after he becomes aware that the contract or proposed contract is to be considered or has been considered at a meeting of directors,

(b) if the officer becomes interested after a contract is made, forthwith after he becomes so interested, or

(c) if a person who is interested in a contract later becomes an officer, forthwith after he becomes an officer.

(4) If a material contract or proposed material contract is one that, in the ordinary course of the corporation's business, would not require approval by the directors or shareholders, a director or officer shall disclose in writing to the corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest forthwith after the director or officer becomes aware of the contract or proposed contract.

(5) A director referred to in subsection (1) shall not vote on any resolution to approve the contract unless the contract is

(a) an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the corporation or an affiliate,

(b) a contract relating primarily to his remuneration as a director, officer, employee or agent of the corporation or an affiliate,

(c) a contract for indemnity or insurance under section 126, or

(d) a contract with an affiliate.

(6) For the purpose of this section, a general notice to the directors by a director or officer is a sufficient disclosure of interest in relation to any contract made between the corporation and a person in which the director has a material interest or of which he is a director or officer if

(a) the notice declares he is a director or officer of or has a material interest in the person and is to be regarded as interested in any contract made or to be made by the corporation with that person, and states the nature and extent of his interest,

(b) at the time disclosure would otherwise be required under subsection (2), (3) or (4), as the case may be, the extent of his interest in that person is not greater than that stated in the notice, and

(c) the notice is given within the 12 month period immediately preceding the time at which disclosure would otherwise be required under subsection (2), (3) or (4), as the case may be.

(7) If a material contract is made between a corporation and one or more of its directors or officers, or between a corporation and another person of which a director or officer of the corporation is a director or officer or in which he has a material interest,

(a) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and

(b) a director or officer or former director or officer of the corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with subsection (2), (3), (4) or (6), as the case may be, and the contract was approved by the directors or the shareholders and it was reasonable and fair to the corporation at the time it was approved.

(8) If a director or officer of a corporation fails to disclose his interest in a material contract in accordance with this section, the Supreme Court may, on the application of the corporation or a shareholder of the corporation, set aside the contract on any terms it thinks fit.

(9) This section is subject to any unanimous shareholder agreement.

Appendix 2

Financial Officers

A2.1 Presentation of Information.

The Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function (collectively, the "Financial Officers"), must, to the best of their abilities:

(a) present financial information fully, honestly and professionally so that it will be understood in its context; and

(b) ensure that financial information is maintained in a manner that describes clearly the true nature of business transactions, assets or liabilities and entries are classified and recorded in a timely and proper manner.

A2.2 Disclosure in Reports and Documents.

The Financial Officers will perform their duties and responsibilities with a view to ensuring that all reports and documents required to be filed with Governmental Bodies contain full, fair, accurate, timely and understandable disclosure.

A2.3 Supply of Information.

The Financial Officers must put procedures in place to ensure that they are supplied in a timely manner with all information in a form and of a quality appropriate to enable them to discharge their duties under the Policy and Applicable Laws.

Exhibit 12.1

CERTIFICATION

I, Timothy Read, President, Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 20-F of Adastra Minerals Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: January 31, 2005

/s/ Timothy Read
Timothy Read
Chief Executive Officer and Director

Exhibit 12.2

CERTIFICATION

I, Thomas David Button, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 20-F of Adastra Minerals Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: January 31, 2005

/s/ T.D. Button
Thomas David Button
Chief Financial Officer

Exhibit 13.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Tim Read, Chief Executive Officer of Adastra Minerals Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ *Tim Read*
Name: Tim Read
Title: Chief Executive Officer

Dated: January 31, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ *Thomas David Button*
Name: Thomas David Button
Title: Chief Financial Officer

Dated: January 31, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.